SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

American Independence Corp.

(Name of the Issuer)

AMIC Holdings, Inc.

Independence Holding Company

Madison Investors Corporation

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

026760 40 5

(CUSIP Number of Class of Securities)

Teresa A. Herbert

AMIC Holdings, Inc.

Independence Holding Company

Madison Investors Corporation

96 Cummings Pt. Road

Stamford, CT 06902

(203) 358-8000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copies to:

Loan Nisser 485 Madison Avenue, 14th Floor New York, NY 10022 (212) 355-4141	Nicholas R. Williams Clifford Chance US LLP 31 West 52nd Street New York, NY 10019-6131 (212) 878-8010

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$17,848,421	$1,797.34

*

For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) 695,400 outstanding shares of the issuer’s common stock multiplied by the stock merger price of $24.74 per share; and (B) 41,112 outstanding options to purchase shares of the issuer’s common stock multiplied by $15.67 per share (which is the difference between the $24.74 per share stock merger price and the $9.07 weighted average exercise price per share of the options).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act as the product of 17,848,421 and 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,797.34	Filing Party: Independence Holding Company
Form or Registration No.: Schedule 13E-3	Date Filed: June 28, 2016

SUMMARY TERM SHEET

The following summary term sheet provides an overview of the “going private” merger transaction involving American Independence Corp. (“AMIC”) and AMIC Holdings, Inc. (“Acquisition Co.”), which will be effected by way of a statutory “short-form" merger of AMIC with and into Acquisition Co. pursuant to the terms of Section 253 of the Delaware General Corporation Law (the “DGCL”).  This summary does not contain all of the information that may be relevant to holders of shares of common stock of AMIC.  For more detailed information regarding the effects of the merger, how the merger affects you, what your rights are with respect to the merger, and the position of the entities filing this Schedule 13E-3 on the fairness of the merger, you should carefully review the entire Schedule 13E-3.

Purpose of the Merger

Immediately prior to the mailing of this Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) to the public stockholders of AMIC, Independence Holding Company, a Delaware corporation (“IHC”), and Madison Investors Corporation, a Delaware corporation (“MIC” and together with IHC, the “IHC Entities”), will contribute their respective shares of common stock, par value $.01 per share, of AMIC (“AMIC Common Stock” or “Common Stock”) to Acquisition Co., a newly created Delaware corporation, resulting in Acquisition Co. owning 91.43% in the aggregate of the outstanding shares of AMIC Common Stock.  Following such contribution, the IHC Entities together will own all the outstanding shares of capital stock of Acquisition Co. The IHC Entities currently intend to cause Acquisition Co. to merge with AMIC, with Acquisition Co. continuing as the surviving corporation (the “Surviving Corporation”), as a means of acquiring for cash all of the shares of Common Stock not owned directly or indirectly by the IHC Entities, and providing a source of liquidity to the public stockholders of those shares of Common Stock, through a “short-form” merger under Section 253 of the DGCL.  Immediately following the merger, the IHC Entities together will own 100% of the capital stock of the Surviving Corporation.

The Merger

The IHC Entities intend to cause Acquisition Co. to merge with AMIC in a “short form” merger pursuant to Section 253 of the DGCL, with Acquisition Co. continuing as the surviving corporation. Pursuant to Section 253 of the DGCL, Acquisition Co. may effect the merger without the approval of the Board of Directors of AMIC or the other stockholders of AMIC. THE BOARD OF DIRECTORS OF AMIC HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND STOCKHOLDERS OF AMIC ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.

The IHC Entities intend to cause Acquisition Co. to effect the merger on August 31, 2016, or as soon as practical thereafter. However, the IHC Entities are under no obligation to cause Acquisition Co. to consummate the merger and could decide to withdraw from the transaction at any time before it becomes effective.

See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger – Purposes” on page 12.

Stock Merger Price.

Upon the effectiveness of the merger, each share of Common Stock (i) not owned by Acquisition Co. and (ii) as to which appraisal rights are not properly exercised (as described in this Schedule 13E-3) will be cancelled and automatically converted into the right to receive $24.74 in cash, without interest  (the “Stock Merger Price ”).

See “Fairness of the Merger – Factors Considered in Determining Fairness – The Stock Merger Price ” on page 19 and “Fairness of the Merger – Factors Considered in Determining Fairness – Appraisal Rights” on page 20.

AMIC Shares Outstanding; Ownership by the IHC Entities.

As of June 15, 2016, there were 8,118,551 shares of Common Stock outstanding.  As of June 15, 2016, the IHC Entities owned 7,423,151 shares, representing 91.43% of the outstanding shares of Common Stock.  Each of the IHC Entities intends to contribute the shares of Common Stock that it currently owns to Acquisition Co. immediately prior to the mailing of this Schedule 13E-3 to AMIC's public stockholders. In addition, as of June 15, 2016, AMIC had 1,063,242 shares of Common Stock held in treasury, which it plans to cancel.

As of June 15, 2016, AMIC had outstanding options to purchase 41,112 shares of Common Stock under its 2009 Stock Incentive Plan.  In connection with the merger, Acquisition Co. will pay cash for the options (both vested and unvested) at the Stock Merger Price less the option exercise price.

See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger – Effects” on page 14.

Payment for Shares.

You will be paid for the shares of Common Stock you hold as of the effective date of the merger promptly after the effective date of the merger and your compliance with the instructions set forth in the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record of AMIC as of the effective date of the merger within ten (10) calendar days following the effective date of the merger. Please do not submit your stock certificates before you have received these documents.

See Item 4 “Terms of the Transaction” on page 34 of this Schedule 13E-3.

Source and Amount of Funds; Conditions to Completing the Merger.

The total amount of funds expected to be required to pay the Stock Merger Price, and to pay related fees and expenses, is estimated to be approximately $18,328,000, including $480,000 of fees and expenses.   In order to pay the Stock Merger Price, Acquisition Co. will borrow the necessary funds from IHC in consideration of Acquisition Co.’s execution of a promissory note in favor of IHC with a principal amount equal to the Stock Merger Price. The promissory note will mature on the one-year anniversary of the issuance of the note (the “Maturity Date”) and accrue interest at an annual rate of 5.0%, payable on the Maturity Date. The note will allow prepayment without penalty. The outstanding principal amount and accrued but unpaid interest thereon will be due on the Maturity Date. Since IHC’s loan to Acquisition Co. will be without conditions, there are no conditions to completing the merger.

See Item 10 “Source and Amounts of Funds or Other Consideration” on page 44 of this Schedule 13E-3.

The Filing Persons’ Position on the Fairness of the Merger

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated security holders of AMIC (the “Unaffiliated Security Holders”) based primarily on the following factors:

•	The merger will enable the Unaffiliated Security Holders of AMIC to realize (without the payment of any brokerage fees or commissions) cash for their shares of Common Stock at a premium of (i) approximately 182% to $8.77, the last sales price of the Common Stock as of the end of trading on January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction) and (ii) approximately 180% to $8.83, which is the thirty (30)-day volume-weighted average price prior to the end of trading on January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction). The Stock Merger Price is greater than the range of closing prices per share of AMIC Common Stock during 2015, which closing prices ranged from a high of $11.19 to a low of $8.57;

•	The Stock Merger Price is a 143% premium to the $10.19 per share price IHC paid to acquire an aggregate of 157,855 shares of AMIC Common Stock in a privately negotiated arms’ length transaction with a sophisticated, unaffiliated AMIC stockholder on March 24, 2015;

•	The sale of IHC Risk Solutions, LLC, which may be considered the sale of all or substantially all of AMIC's assets, was consummated on March 31, 2016. The Stock Merger Price is approximately a 20% premium to the post-closing per share price of Common Stock of $20.67 on April 4, 2016 (to allow the market to absorb the disclosure, the second full trading day following March 31, 2016, the date that IHC publicly announced after the end of trading in a press release the consummation of the sale of IHC Risk Solutions, LLC);

•	Before establishing the Stock Merger Price, IHC retained Duff & Phelps, LLC (“Duff & Phelps”) to provide an analysis of values of the Common Stock resulting from the application of generally accepted valuation and analytical techniques;

•	The Stock Merger Price is in excess of AMIC’s range of $23.02 to $24.30 estimated discounted cash flow value, based on an analysis by Duff & Phelps;

•	The Stock Merger Price is within the high end range of AMIC’s $22.96 to $25.18 estimated equity value as compared to select public companies, based on an analysis by Duff & Phelps of the financial performance and trading multiples of such companies,

•	The Stock Merger Price is the highest price of AMIC’s concluded per share price range of $22.99 to $24.74, based on an analysis by Duff & Phelps;

•	AMIC Common Stock trades on the Nasdaq Capital Market (NASDAQ:AMIC), and the daily trading volumes are relatively minimal (e.g., the average daily trading volume of Common Stock for the three months prior to January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction) was 539 shares). Therefore, shares of AMIC Common Stock have limited liquidity and, as a result, it may be difficult for the Unaffiliated Security Holders to sell even small amounts of Common Stock without adversely impacting the market prices thereof;

•	The merger will enable the holders of AMIC Common Stock, excluding Acquisition Co. but including the Unaffiliated Security Holders, to realize (without the payment of any brokerage fees or commissions) a cash value for their shares, which would otherwise be difficult to achieve, given the illiquidity of the market; and

•	The holders of AMIC Common Stock, excluding Acquisition Co. but including the Unaffiliated Security Holders, will be entitled to exercise appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be equal to, more than, or less than the Stock Merger Price to which the stockholders are entitled in the merger. See “Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger” on page 12 and Item 4 “Terms of the Transaction” on page 33 of this Schedule 13E-3.

See “See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger” on page 19.

Consequences of the Merger

Completion of the merger will have the following consequences:

•	AMIC will be merged into Acquisition Co., with Acquisition Co. continuing as the surviving corporation. The Surviving Corporation will be a privately held corporation, with the IHC Entities owning all of the capital stock of the Surviving Corporation;

•	The shares of Common Stock will no longer be publicly traded. See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger – Effects - The Shares of Common Stock” on page 15. In addition, the Surviving Corporation will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, as amended, including requirements to file annual and other periodic or current reports or to provide the type of going private disclosure contained in this Schedule 13E-3;

•	Only the IHC Entities and their stockholders will have the opportunity to participate in the future earnings and growth, if any, of the Surviving Corporation. Similarly, only the IHC Entities and their stockholders will face the risk of losses generated by the Surviving Corporation's operations or the decline in value of the Surviving Corporation;

•	Subject to the proper exercise of statutory appraisal rights, each share of AMIC Common Stock held by persons other than Acquisition Co. as of the effective date of the merger will be converted into the right to receive $24.74 cash, without interest;

•	In connection with the merger, Acquisition Co. will pay cash for the AMIC stock options (both vested and unvested) that are currently outstanding;

•	Each of IHC’s and MIC’s interest (through their respective interests in Acquisition Co.) in the net book value of AMIC at March 31, 2016 will increase by 3.23% and 5.34%, respectively; and

•	Each of IHC’s and MIC’s interest (through their respective interests in Acquisition Co.) in the net earnings of AMIC will increase by 3.23% and 5.34%, respectively

See “Special Factors, Purposes, Alternatives, Reasons and Effects of the Merger - Effects” on page 14.

Appraisal Rights

Subject to compliance with the applicable provisions of the DGCL, you have a statutory right to dissent and demand payment of the “fair value” (as defined pursuant to Section 262 of the DGCL) of your shares of AMIC Common Stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger.  This value may be equal to, more than, or less than the Stock Merger Price offered in the merger.  Pursuant to an amendment to Section 262 of the DGCL that applies to certain mergers approved on or after August 1, 2016 (the “Amendment”), if you exercise your appraisal rights and an appraisal proceeding is commenced, Acquisition Co. may make a voluntary cash payment to you prior to the time the Delaware Court of Chancery makes a final judgment in the appraisal proceeding. If Acquisition Co. makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

In order to properly exercise these rights, you must make a written demand for appraisal within twenty (20) days after the date of mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to AMIC stockholders of record as of the effective date of the merger within ten (10) days following the effective date of the merger, and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL.  The statutory right to seek appraisal is complicated.  A copy of Section 262 of the DGCL, both pre-Amendment and post-Amendment, is attached to this Schedule 13E-3 as Exhibit F-1 and F-2, respectively.  Any failure to properly comply with its terms may result in an irrevocable loss of such right.  Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel.

See “Fairness of the Merger – Factors Considered in Determining Fairness – Appraisal Rights” on page 19 and Item 4 “Terms of the Transaction - Appraisal Rights” on page 34 of this Schedule 13E-3.

Where You Can Find More Information

More information regarding AMIC is available from its public filings with the Securities and Exchange Commission (“SEC”). AMIC also maintains a website at www.americanindependencecorp.com. Information contained on or connected to AMIC's website is not incorporated by reference into this Schedule 13E-3 and should not be considered part of this Schedule 13E-3 or any other filing that the Filing Persons make with the SEC.

See also Item 2 “Subject Company Information” on page 31 of this Schedule 13E-3 and Item 3 “Identity and Background of Filing Persons” on page 31 of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed with the SEC by the IHC Entities and Acquisition Co. (collectively, the “Filing Persons”) pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3 promulgated thereunder.

This Schedule 13E-3 is being filed by the Filing Persons in connection with the proposed short-form merger of Acquisition Co. with AMIC pursuant to Section 253 of the DGCL.  The merger is expected to be effective on August 31, 2016 or as soon thereafter as possible (the “Effective Date”). The Filing Persons are under no obligation to consummate the merger and could withdraw from the transaction at any time before the Effective Date.

As of June 15, 2016, there were 8,118,551 shares of AMIC Common Stock outstanding, of which 7,423,151, or 91.43%, were held by the IHC Entities. Each of the IHC Entities intends to contribute the shares of Common Stock that it currently owns to Acquisition Co. immediately prior to the mailing of this Schedule 13E-3 to AMIC’s public stockholders.

Upon consummation of the merger, each outstanding share of Common Stock not held by Acquisition Co. or by stockholders of AMIC who properly exercise statutory appraisal rights under the DGCL will be cancelled and automatically converted into the right to receive $24.74 in cash, without interest  (the “Stock Merger Price ”), upon surrender of the certificate for such share of Common Stock to Broadridge Corporate Issuer Solutions, Inc. (the “Paying Agent”).  Instructions regarding surrender of certificates to the Paying Agent together with a description of statutory appraisal rights will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of AMIC within ten (10) calendar days following the Effective Date. The officers and directors of AMIC will not be entitled to receive cash payments in connection with the merger, other than as holders of Common Stock and/or Company Stock Options (as defined below).  The aggregate amount to be paid to the officers and directors of AMIC in connection with the merger (solely as holders of Common Stock and/or Company Stock Options) is estimated to be $1,741,098.  As of June 15, 2016, AMIC had outstanding options to acquire 41,112 shares of Common Stock under its 2009 Stock Option Incentive Plan (the “Company Stock Options”).  In connection with the merger, Acquisition Co. will pay cash for the Common Stock Options (both vested and unvested).  AMIC does not intend to grant any additional stock options prior to consummation of the merger.

The Paying Agent’s address and telephone number is: Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, Telephone No. 866-321-8022 (toll free).

Under the DGCL, no action is required by the Board of Directors or the stockholders of AMIC for the merger to become effective. Acquisition Co. will be the surviving corporation in the merger (the “Surviving Corporation”) and the IHC Entities will be the sole stockholders of the Surviving Corporation after the merger. THE BOARD OF DIRECTORS OF AMIC HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND STOCKHOLDERS OF AMIC ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.

Subject to compliance with the applicable provisions of the DGCL, stockholders of AMIC as of the Effective Date other than Acquisition Co. have a statutory right to demand payment of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their shares of Common Stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the Effective Date. This value may be equal to, more than, or less than the Stock Merger Price offered in the merger. Pursuant to an amendment to Section 262 of the DGCL that applies to certain mergers approved on or after August 1, 2016 (the “Amendment”), if you exercise your appraisal rights and an appraisal proceeding is commenced, Acquisition Co. may make a voluntary cash payment to you prior to the time the Delaware Court of Chancery makes a final judgment in the appraisal proceeding. If Acquisition Co. makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

AMIC stockholders wishing to seek such appraisal rights must make a written demand for appraisal within twenty (20) days after the date of mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL.  The statutory right to seek appraisal is complicated.  A copy of Section 262 of the DGCL, both pre-Amendment and post-Amendment, is attached to this Schedule 13E-3 as Exhibit F-1 and F-2, respectively  Any failure to properly comply with its terms may result in an irrevocable loss of such right.  Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel.

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger.  Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including general economic conditions, positions and strategies of competitors and the capital markets.

BACKGROUND OF THE MERGER

AMIC is a holding company principally engaged in health insurance and reinsurance. Through its subsidiaries, AMIC provides specialized health coverage and related services to commercial customers and individuals, and focuses on niche health products and narrowly defined distribution channels in the United States. AMIC’s wholly owned subsidiary, Independence American Insurance Company (“IAIC”), markets its products through IHC Specialty Benefits, Inc. (including through www.healthedeals.com and www.aspiraAmas.com1), IPA Family, LLC, and IPA Direct, LLC, each of which are subsidiaries of AMIC (collectively, the “Agencies”), and through independent brokers, producers and agents. AMIC retains much of the risk that it underwrites, and currently sells or reinsures the following lines of business: (i) specialty health products, including short-term medical, vision, dental, supplemental products (including fixed indemnity limited benefit, critical illness, and hospital indemnity); (ii) pet insurance; (iii) occupational accident; and (iv) New York State Disability Benefits Law. In addition, AMIC markets and sells certain other products (including Affordable Care Act major medical and small group stop-loss policies) for various unaffiliated insurers through the Agencies.

AMIC began its affiliation with IHC on July 30, 2002 when MIC, an affiliate of IHC, purchased from an affiliate of Pacific Century Cyberworks, 5,000,000 shares of AMIC Common Stock (constituting 19.9% of the outstanding shares of AMIC Common Stock at that time), for $15 million or $3.00 per share. Subsequently, AMIC did a 3 for 1 reverse stock split, which caused these shares to be converted into 1,666,666 shares with a value of $9.00 per share. Also on July 30, 2012, AMIC (under its former name Softnet Systems, Inc.) entered into a stock purchase agreement with IHC and one of its affiliates, SSH Corp., whereby AMIC purchased the stock of First Standard Holdings Corp. (now known as Independence American Holdings Corp. (“IAHC”)) from SSH Corp. for $31.92 million in cash. Such transaction closed on or around November 27, 2002.

In addition to the shares acquired from the affiliate of Pacific Century Cyberworks, IHC and one of its affiliates agreed to make a cash tender offer after the closing of the acquisition of IAHC for $9.00 per share ($3.00 post reverse split). On April 22, 2003, AMIC acquired 3,000,000 shares (1,000,000 shares post reverse split).

Prior to these acquisitions, AMIC was a holding company principally engaged in providing internet services. IAHC and its wholly-owned subsidiaries were engaged in the insurance and reinsurance business. After these acquisitions, the senior management team of IHC began providing management services to AMIC and changed AMIC’s name from ‘Softnet Systems, Inc.’ to ‘American Independence Corp.’ AMIC also began trading on the NASDAQ Global Market under the ticker ‘AMIC.’ At the time of closing, IAHC owned an insurance company (now known as Independence American Insurance Company) (“IAIC”) and two medical stop-loss managing general underwriters (“MGU’s”). AMIC subsequently purchased two more MGUs and a 23% equity interest in another MGU (the balance being owned by IHC) and entered into a long-term reinsurance treaty with IHC whereby IHC agreed to cede medical stop-loss reinsurance to IAIC. These MGUs were subsequently merged together to form (or entered into contractual relationships with) IHC Risk Solutions LLC (“RS”). AMIC’s sale of RS to Swiss Re Corporate Solutions, which may be considered the sale of all or substantially all of AMIC’s assets, was consummated on March 31, 2016. (See “Item 5(b) “Past Contacts, Transactions, Negotiations and Agreements—Significant Corporate Events” on page 39 of this Schedule 13E-3 for additional information).   Between April 2003 and March 2010, IHC and MIC increased their ownership percentage of AMIC by purchasing shares through open market purchase transactions and privately negotiated transactions with unaffiliated AMIC stockholders. By March 2010, IHC and MIC had increased their aggregate ownership percentage of AMIC to a little over 50%. On June 30, 2010, IHC contributed all of its shares of AMIC Common Stock that it then owned to MIC. Afterwards, IHC and MIC made a series of acquisitions of AMIC Common Stock through market transactions and privately negotiated transactions with unaffiliated AMIC stockholders and increased their aggregate ownership percentage to 63%.

1 Information contained on or connected to these websites is not incorporated by reference into this Schedule 13E-3 and should not be considered part of this Schedule 13E-3 or any other filing that the Filing Persons make with the SEC.

On July 15, 2011, IHC offered to exchange up to 908,085 shares of its common stock for shares of AMIC Common Stock. For each share of AMIC Common Stock accepted, IHC issued 0.625 of a share of IHC common stock. As a result of the exchange offer, 1,109,225 shares of AMIC Common Stock were tendered and not withdrawn, all of which were accepted for exchange by IHC, and IHC exchanged approximately 693,266 shares of its common stock for the tendered shares of AMIC Common Stock. The exchange offer expired on August 12, 2011. Following the completion of the exchange offer, IHC's and MIC’s total aggregate ownership of AMIC increased to 76%.

Subsequent to the exchange offer, IHC made a series of acquisitions of AMIC Common Stock through market transactions and privately negotiated transactions with unaffiliated AMIC stockholders. In addition, AMIC made treasury share repurchases in January, 2013, which increased IHC’s and MIC’s aggregate ownership increased to over 80%.

On September 4, 2013, IHC commenced another tender offer to purchase up to 762,640 shares of AMIC Common Stock for $10.00 net per share in cash, which represented a 19.5% premium to the closing price of AMIC Common Stock reported on the NASDAQ Global Market on September 3, 2013. The tender offer was oversubscribed, with 952,999 shares of AMIC Common Stock being tendered and not withdrawn. The number of shares that IHC accepted for purchase from each of the tendering stockholders was prorated to limit IHC's purchase to 762,640 shares. The tender offer expired on October 2, 2013. Following its completion of the tender offer, IHC and MIC owned an aggregate of 90% of the outstanding shares of AMIC Common Stock. At the closing of the tender offer, IHC did not contemplate entering into a short form merger with AMIC.

On March 24, 2015, an unaffiliated AMIC stockholder contacted IHC to inquire whether IHC would have an interest in acquiring 157,855 shares of AMIC Common Stock held by such stockholder. IHC agreed to acquire such shares of AMIC Common Stock at a per share purchase price of $10.19. As a result, IHC’s ownership of AMIC, in the aggregate with MIC’s ownership, increased to 91.88%. Due to option exercises, IHC’s aggregate ownership changed to 91.62% at March 31, 2016, with IHC holding 34.57% and MIC holding 57.05%. As a result of owning more than 90% of AMIC, IHC and MIC, following the contribution of their shares of AMIC Common Stock to Acquisition Co., will be able to cause Acquisition Co. to complete the merger pursuant to Section 253 of the DGCL, which authorizes “short-form” mergers.

On January 4, 2016, the board of directors of IHC (the “IHC Board”) held a special meeting by telephone. All directors were present and could hear each other during the meeting. At the meeting, the IHC Board preliminarily determined to take the steps necessary to take AMIC private in 2016. In a press release issued on January 5, 2016, IHC disclosed that the IHC Board appointed a special committee of independent directors (the “Special Committee”), which had been authorized to hire independent advisors to recommend to the full IHC Board the price at which IHC would take AMIC private in 2016. In addition, at this same meeting, the IHC Board approved the entry into the agreement to sell RS to Swiss Re Corporate Solutions.  However, neither such sale nor such proposed going-private transaction were connected with, or contingent upon, the other.

On January 13, 2016, Mr. Allan Kirkman and Mr. John Lahey, the independent directors who comprised the Special Committee, held the first meeting of the Special Committee. The meeting was held by telephone and representatives of Young Conaway Stargatt & Taylor, LLP (“Young Conaway”) attended the meeting by invitation of the Special Committee. The Special Committee members discussed with Young Conaway a short-form merger and whether it was in the best interests of IHC to have the Special Committee, rather than the full IHC Board, determine whether or not it was prudent to consummate a short-form merger with AMIC that would have the effect of taking AMIC private. The Special Committee engaged Young Conaway as its legal counsel at the meeting and asked Young Conaway to prepare a memo describing the costs and benefits of having a Special Committee. The Special Committee deferred making any type of decision until after it reviewed the memo.

The second meeting of the Special Committee was held by telephone on January 15, 2016. Representatives of Young Conaway attended the meeting by invitation of the Special Committee. Messrs. Kirkman and Lahey discussed with Young Conaway the memo and concluded, after examining the costs and benefits of having a Special Committee, that it would be better for the Special Committee to disband and have the material aspects of the merger determined by the full IHC Board, with the assistance of management.

On January 22, 2016, the IHC Board held a special meeting by telephone. All directors were present and could hear each other during the meeting. Mr. David T. Kettig informed the IHC Board that Messrs. Kirkman and Lahey had consulted with Young Conaway on two separate occasions. Messrs. Kirkman and Lahey summarized for the IHC Board the advice that Young Conaway had provided. Following discussion, the IHC Board determined to accept the Special Committee’s recommendation that the Special Committee be disbanded and that the full IHC Board retain the power and responsibility of determining all material aspects of the merger.

At the same meeting, the IHC Board considered the selection of a valuation firm to advise the IHC Board respecting the fair value of AMIC and AMIC Common Stock for purposes of a potential short-form merger. The options presented were: (i) Dowling Hales LLC, which had provided financial advisory services in connection with the sale of RS and may be engaged to provide similar services with respect to future asset or stock sales; (ii) Duff & Phelps, which has provided financial advisory services to IHC (such as analysis of good will, valuation of IHC and AMIC in relation to purchase accounting, and determining fair value of a ceding commission in a transaction) for which (A) IHC has paid or accrued approximately $333,400 in the aggregate in calendar years 2014 and 2015 and the five months ended May 31, 2016, and expects to pay approximately $50,000 per year for annual goodwill valuation support, and (B) AMIC has paid approximately $36,000 in the aggregate in calendar years 2014 and 2015 and the five months ended May 31, 2016 and does not expect to pay any fees in the foreseeable future ; and (iii) a third party firm that would be new to IHC. After considering the potential benefits and risks associated with each of these alternatives, the IHC Board determined to authorize management to approach Duff & Phelps to determine whether, and on what terms, Duff & Phelps would provide a valuation of AMIC and AMIC Common Stock that could be used to establish the Stock Merger Price in the event that a determination were to be made to proceed with the short-form merger. The IHC Board made this determination with an understanding that Duff & Phelps has previously done, and is expected to continue to do, business with IHC. Among other things, the IHC Board considered the argument that Duff & Phelps was not “independent” of IHC on account of Duff & Phelps’ prior, current and expected future business relationship with IHC, which argument could be eliminated if a financial advisor at Duff & Phelps with no prior relationship and no expected future relationship with IHC were engaged. The IHC Board also considered that the fees paid and expected to be paid to Duff & Phelps by IHC and its affiliates were not likely to be material to Duff & Phelps in relation to the overall fees received from all clients of Duff & Phelps, and the fact that Duff & Phelps has the advantage of already being familiar with IHC, which would make the process more efficient. After due consideration, the IHC Board determined that the benefits of engaging Duff & Phelps outweighed the risks of doing so and outweighed the benefits of engaging a new firm that has no prior experience with AMIC or its subsidiaries, and authorized IHC’s management to have discussions with Duff & Phelps regarding their possible engagement. On February 1, 2016, IHC engaged Duff & Phelps to provide a valuation analysis of AMIC and the AMIC Common Stock from which the IHC Board would make a determination of whether or not to proceed with a short-form merger, and, if so, the per share price it will pay to AMIC’s public stockholders.

On February 1, 2016, IHC entered into an engagement letter with Duff & Phelps pursuant to which Duff & Phelps would serve as an independent financial advisor to IHC to provide a valuation analysis in connection with a going private transaction that would be effected by way of a statutory “short-form” merger of AMIC with Acquisition Co. pursuant to the terms of Section 253 of the DGCL.

On March 4, 2016, Acquisition Co. was incorporated in Delaware.

On March 9, 2016, the IHC Board held an in-person special meeting at which Duff & Phelps presented to the IHC Board a draft of the valuation analysis. During the meeting, the directors asked Duff & Phelps questions about the valuation analysis. The IHC Board decided to review the valuation analysis in detail before making any decision regarding whether or not to proceed with the going private transaction and, if the IHC Board determined to proceed, the purchase price to be offered to the stockholders of AMIC other than Acquisition Co. and the AMIC stockholders who exercise their appraisal rights. The meeting was adjourned and no future meeting date was set.

On June 14, 2016, Duff & Phelps distributed to management a revised draft of its valuation analysis to take into consideration an immaterial misstatement of a deferred tax liability on AMIC’s balance sheet that was discovered by management of AMIC in March, 2016. On June 15, 2016, IHC management distributed a copy of such revised valuation analysis to the members of the IHC Board via email transmission and a telephonic meeting of the IHC Board was scheduled for June 20, 2016.

At the June 20, 2016 special meeting, the IHC Board decided to go forward with the going private transaction. It adopted Duff & Phelps’s valuation analysis and set the purchase price at $24.74 per share. In determining to approve the terms of the merger, the IHC Board relied on Duff & Phelps’s valuation analysis and considered current and historical market prices for the shares of AMIC Common Stock. In particular, the IHC Board considered stock price as part of its review of Duff & Phelps’s valuation analysis. Although the IHC Board did not consider book value per share, liquidation value or other factors in making this determination, it decided to rely on and adopt an unbiased third party’s analysis of discounted cash flow and select public companies to approve the terms of the merger. For more information, see “Fairness of the Merger” beginning on page 19 of this Schedule 13E-3.

Immediately prior to the mailing of this Schedule 13E-3 to the public stockholders of AMIC, the IHC Entities will contribute their respective shares of AMIC Common Stock to Acquisition Co., resulting in Acquisition Co. owning 91.43% in the aggregate of the outstanding shares of AMIC Common Stock.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

IHC and MIC (collectively, the “IHC Entities”) are currently the holders of 34.5% and 56.93%, respectively, of the outstanding shares of AMIC Common Stock.  On March 4, 2016, the IHC Entities formed Acquisition Co. Prior to the mailing of this Schedule 13E-3 to AMIC’s public stockholders, the IHC Entities will enter into a Contribution Agreement (the “Contribution Agreement”) with Acquisition Co., pursuant to which the IHC Entities will contribute immediately prior to the mailing of this Schedule 13E-3 to AMIC’s public stockholders an aggregate of 7,423,151 shares of Common Stock (representing all of the shares of Common Stock held by the IHC Entities) to Acquisition Co. As a result of such contributions, Acquisition Co. will own 91.43% of the outstanding shares of Common Stock.  The IHC Entities then intend to cause Acquisition Co. to merge with AMIC in a “short form” merger pursuant to Section 253 of the DGCL, with Acquisition Co. continuing as the surviving corporation (the “Surviving Corporation”).

The purpose of the merger is for the IHC Entities to acquire the shares of Common Stock that they do not already own. The merger is a means for acquiring for cash all of the shares of Common Stock not owned directly or indirectly by the IHC Entities and providing a source of liquidity to the AMIC public stockholders of their shares of Common Stock. The IHC Entities intend to cause Acquisition Co. to effect the merger on August 31, 2016, or as soon as practical thereafter; provided, however, that the IHC Entities are under no obligation to consummate the merger and could decide to withdraw from the transaction at any time before it becomes effective.

The Merger.

On June 27, 2016, the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of the IHC Entities to cause Acquisition Co. to effect the “short form” merger. Pursuant to the terms of the merger, AMIC will be merged into Acquisition Co., with Acquisition Co. continuing as the surviving corporation, and each outstanding share of Common Stock, other than shares of Common Stock held by Acquisition Co. and by stockholders of AMIC who properly exercise statutory appraisal rights under Section 262 of the DGCL, will be cancelled and automatically converted into the right to receive in cash the Stock Merger Price. Immediately following the merger, the IHC Entities will own 100% of the capital stock of the Surviving Corporation. Further, the shares of Common Stock will be de-registered under the Exchange Act.

As the holder of in excess of 90% of the outstanding shares of Common Stock, Acquisition Co. may effect the merger without the approval of the Board of Directors of AMIC or the other stockholders of AMIC. Such other holders of Common Stock (which constitutes the only class of capital stock of AMIC that, in the absence of Section 253 of the DGCL, would be entitled to vote on the merger) will not be entitled to vote their shares with respect to the merger. THE BOARD OF DIRECTORS OF AMIC HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND STOCKHOLDERS OF AMIC ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.

Alternatives

The Filing Persons believe that effecting the transaction by way of a “short-form” merger with Acquisition Co. under Section 253 of the DGCL is the quickest and most cost effective way for Acquisition Co. to acquire the public minority interest in AMIC and to provide the stockholders other than Acquisition Co. with the cash Stock Merger Price for their shares of AMIC Common Stock.

Reasons

In determining whether to acquire the outstanding shares of Common Stock that they do not already own, and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking AMIC private:

•	the reduction in the amount of public information available to competitors about AMIC’s businesses that would result from the termination of AMIC’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and any other requirements of the SEC;

•	the decrease in costs associated with being a public company, which the Filing Persons anticipate should result in savings of at least $500,000 per year. The Filing Persons estimate that if they had earlier suspended AMIC’s filing and other obligations under the Exchange Act, AMIC would have achieved cost savings in excess of $560,000 in each of the past two fiscal years with respect to the public reporting requirements. As a privately held entity, AMIC would no longer be required to file quarterly, annual or other periodic and current reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, comply with certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), maintain a board of directors that includes independent members, and pay director and officer liability insurance premiums, independent auditors’ fees, legal fees, transfer agent fees, printing costs, and other costs related to being a public company;

•	the elimination of additional burdens on management associated with public reporting and other tasks resulting from AMIC’s public company status, including, for example, the dedication of time by, and resources of, AMIC’s management and Board of Directors to stockholder inquiries and investor and public relations;

•	the greater flexibility that AMIC’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company;

•	the immediate liquidity for the public stockholders of the Common Stock at the same time and at predetermined prices without the payment of any brokerage fees or commissions, especially considering (i) the lack of interest by institutional investors in companies with a limited public float such as AMIC (AMIC’s public float was 651,064 shares as of June 1, 2016) and (ii) the fact that the public market has historically offered minimal liquidity for AMIC stockholders, as average daily trading volume of shares of Common Stock during the three-month period ended March 31, 2015 and 2016 was only 776 shares and 5,172 shares, respectively; and

•	the ability to afford the holders of Common Stock excluding Acquisition Co. but including the unaffiliated security holders of AMIC (the “Unaffiliated Security Holders”) the opportunity to receive cash for their shares at a price considered fair by the IHC Board after consultation with an independent valuation firm (or, in the alternative, the right for such stockholders to seek an appraisal of the fair value of such shares in accordance with Section 262 of the DGCL).

The Filing Persons also considered a variety of risks and other potentially negative factors for the public stockholders following the merger, including that:

•	the Filing Persons and their stockholders will be the sole beneficiaries of the cost savings that result from going private;

•	if AMIC’s financial condition improves, the public stockholders will not participate in any future earnings of or benefit from any increases in the Surviving Corporation's value; rather, only the Filing Persons would benefit by an increase in the value of the Surviving Corporation;

•	for U.S. federal income tax purposes generally, the cash payments made to the public stockholders pursuant to the merger may be taxable to the public stockholders; and

•	the public stockholders have not been represented in discussions about the merger, either by AMIC’s Board of Directors (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the public stockholders.

Effects

General .  The aggregate ownership of the IHC Entities (through Acquisition Co.) in the Common Stock immediately prior to the merger will be 91.43%.  Upon completion of the merger, the IHC Entities will have complete control over the conduct of the Surviving Corporation’s business, and their interest in the net assets, net book value and net earnings of the Surviving Corporation will increase from 91.43% to 100% thereof.  In addition, upon completion of the merger, only the IHC Entities will receive the benefit of the right to participate in any future increases in the value of the Surviving Corporation and will bear the risk of any losses incurred in the operation of the Surviving Corporation and any decrease in the value of the Surviving Corporation. In particular, in conducting its valuation analysis of AMIC and AMIC Common Stock, Duff & Phelps separately valued and added to AMIC’s equity value the present value of AMIC’s net operating loss carryforward (“NOL”) tax benefits. Duff & Phelps estimated the present value of AMIC’s NOLs at a range of $15.7 - $16.6 million in this valuation analysis. Following the completion of the merger, the Surviving Corporation will directly benefit from the utilization of these NOLs and the IHC Entities will indirectly benefit from the Surviving Corporation’s utilization of these NOLs. Furthermore, the IHC Entities will indirectly realize all of the benefit in the estimated savings of at least $500,000 per year in costs related to AMIC being a public company.   Upon completion of the merger, the IHC Entities’ interest in the Surviving Corporation’s net book value (approximately $103,920,000 at December 31, 2015) and net earnings (approximately $3,529,000 for the fiscal year ending December 31, 2015) will increase from 91.43% to 100% thereof.

Stockholders .  Upon completion of the merger, the public stockholders will no longer have any interest in AMIC, and will not be stockholders of the Surviving Corporation, and therefore will not participate in the Surviving Corporation’s future earnings and potential growth or indirectly benefit from the utilization of AMIC’s NOL’s, and will not bear the risk of any decreases in the value of the Surviving Corporation.  In addition, the public stockholders will not share in any distribution of proceeds after any sales of businesses of the Surviving Corporation, whether contemplated at the time of the merger or thereafter. See Item 6(c) “Purposes of the Transaction and Plans or Proposals—Plans” on page 42 of this Schedule 13E-3.  All of the public stockholders’ other indicia of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of AMIC, and to receive appraisal rights upon certain mergers or consolidations of AMIC (unless such appraisal rights are perfected in connection with the merger) will be extinguished upon completion of the merger.  Instead, the public stockholders will have liquidity, in the form of the Stock Merger Price, in place of an ongoing equity interest in the Surviving Corporation .  However, the public stockholders (other than the public stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be required to surrender their shares of Common Stock involuntarily in exchange for the Stock Merger Price, and will not have the right to liquidate the shares of Common Stock at a time and for a price of their choosing.  In summary, if the merger is completed, the public stockholders will have no ongoing rights as stockholders of the Surviving Corporation (other than statutory appraisal rights in connection with the merger, if properly perfected under the DGCL).

The Shares of Common Stock.  Once the merger is consummated, public trading of the shares of Common Stock will cease.  The Filing Persons intend to deregister the shares of Common Stock under Section 13 of the Exchange Act.  As a result, the Surviving Corporation will no longer be required to file annual, quarterly, and other periodic and current reports with the SEC under the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act.  In addition, the IHC Entities will no longer be subject to reporting their ownership of shares of Common Stock under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to AMIC certain profits from the purchase and sale of shares of Common Stock.

The Company Stock Options.  As of June 15, 2016, AMIC had outstanding Common Stock Options to purchase 41,112 shares of Common Stock.  AMIC does not intend to grant any additional options under its 2009 Stock Incentive Plan.  In connection with the merger, Acquisition Co. will pay cash for the Common Stock Options (both vested and unvested).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder and Non-U.S Holder (each as defined below) of AMIC resulting from the merger.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, United States judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, and published rulings, all as in effect as of the date hereof.  This summary assumes that each U.S. Holder and Non-U.S. Holder of Common Stock have held their Common Stock as a capital asset under the Internal Revenue Code. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.  No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service (“IRS”) with respect to any of the United States federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not challenge any of the conclusions that are described herein or that a court would sustain such challenge.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under U.S. federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, or investors that own or have owned more than 5% of AMIC's Common Stock). Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the Medicare tax on net investment income.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares of Common Stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable income tax regulations to be treated as a United States person.

A “Non-U.S. Holder” means a beneficial owner of shares of Common Stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate and that is not a U.S. Holder.

If a partnership is a beneficial owner of shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds shares of Common Stock, you should consult your tax advisor regarding the tax consequences of the merger.

ALL BENEFICIAL OWNERS OF SHARES OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Receipt of Cash

U.S. Holders

The receipt of cash by a U.S. Holder, pursuant to the merger or pursuant to the U.S. Holder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the U.S. Holder receives in the merger and the U.S. Holder’s adjusted tax basis in the Common Stock. A U.S. Holder’s adjusted tax basis in a share of Common Stock will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code. The cash payments made to U.S. Holders pursuant to the merger will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations.

Non-U.S. Holders

Generally, a Non-U.S. Holder will not be subject to U.S. federal income taxes upon the exchange of the Non-U.S. Holder's shares for cash in the merger provided:

•	the Non-U.S. Holder's capital gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder; and

•	in the case of an individual, the non-U.S. Holder is not present in the United States for 183 days or more during the current taxable year or certain other circumstances exist.

A Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the disposition of AMIC Common Stock at the graduated tax rates that apply to U.S. Holders, and if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, it may also be required to pay a branch profits tax at a thirty percent (30%) rate or a lower rate if so specified by an applicable income tax treaty. A Non-U.S. Holder described in the second bullet point above will be subject to a flat thirty percent (30%) United States federal income tax on the gain derived from the disposition of AMIC Common Stock in the merger, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding Tax

Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments.  Proceeds from the disposition of shares of Common Stock pursuant to the merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient.  In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of twenty-eight percent (28%)). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption must provide its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing and returning an IRS Form W-9, or otherwise establish an exemption from the backup withholding rules.  Non-U.S. Holders generally will avoid being subject to backup withholding by providing a properly completed applicable IRS form W-8 certifying the holder's non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS.  Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Tax Consequences

The merger is not expected to have material U.S. federal income tax consequences to any of the Filing Persons or to AMIC.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Applicable Delaware law does not require procedural fairness in the context of a “short-form” merger pursuant to Section 253 of the DGCL.  However, because each of the Filing Persons may be deemed to be the beneficial owner of a majority of the shares of Common Stock, and each of the Filing Persons may therefore be deemed “affiliates” of AMIC within the meaning of Rule 13e-3 under the Exchange Act, Rule 13e-3 under the Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the Unaffiliated Security Holders of AMIC. Accordingly, each of the Filing Persons is expressing in this section its reasonable belief as to the substantive and procedural fairness of the merger to the Unaffiliated Security Holders of AMIC, and the Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Factors Considered in Determining Fairness

In reaching its determination that the terms of the merger are both substantively and procedurally fair to the stockholders of AMIC, the Filing Persons considered the factors described below.

The Stock Merger Price. The Filing Persons believe that the cash Stock Merger Price is fair in relation to recent trading prices for AMIC Common Stock and will enable the Unaffiliated Security Holders of AMIC to realize (without the payment of any brokerage fees or commissions) cash for their shares of Common Stock at a premium of (i) approximately 182% to $8.77, the last sales price of the Common Stock as of the end of trading on January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction) and (ii) approximately 180% to $8.83, which is the thirty (30)-day volume-weighted average price prior to the end of trading on January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction). The Stock Merger Price is greater than the range of closing prices per share of AMIC Common Stock during 2015, which closing prices ranged from a high of $11.19 and a low of $8.57;

On January 5, 2016, the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction, the stock price for the Common Stock had been in a range of $10.11 to $22.76 from January 5, 2016 through June 1, 2016.  In this same announcement, IHC also announced that AMIC had entered into an agreement sell IHC Risk Solutions to Swiss Re Corporate Solutions. The trading volumes during this period were sometimes significantly higher than the volumes prior to the announcement.  The Filing Persons believe that the stock prices and trading volumes during this period are not fully indicative of the real value of the Common Stock and represent in part speculation on the price that might be paid in a going private transaction. Nevertheless, the Stock Merger Price is approximately a 20% premium to the post-closing per share price of Common Stock of $20.67 on April 4, 2016 (to allow the market to absorb the disclosure, the second full trading day following March 31, 2016, the date that IHC publicly announced after the end of trading in a press release the consummation of the sale of IHC Risk Solutions).

Financial Analysis of the Merger   In considering the fairness of the Stock Merger Price from a financial point of view, IHC retained Duff & Phelps, an independent valuation and corporate finance advisory firm (“Duff & Phelps”) to provide an analysis of values of AMIC and AMIC Common Stock resulting from the application of generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant. In this regard, the Filing Persons believe that the discounted cash flow analysis conducted by Duff & Phelps, which relied principally on the net present value of AMIC’s projected future free cash flow, is a measure of going concern value. The IHC Board adopted Duff & Phelps’s valuation analysis at a special meeting held on June 20, 2016. The valuation analysis of Duff & Phelps is described in “Reports, Opinions, Appraisals and Certain Negotiations” beginning on page 23 of this Schedule 13E-3.

Lack of Liquidity. The Filing Persons believed that the liquidity that would result from the merger would be beneficial to the Unaffiliated Security Holders of AMIC because IHC’s and MIC’s aggregate ownership of approximately 91.43% of the outstanding shares of Common Stock results in an extremely small public float that limits the amount of trading in the shares of Common Stock, and decreases the likelihood that a proposal to acquire the shares by an independent entity could succeed without the consent of IHC and MIC. The limited trading volume in the shares of Common Stock makes ownership thereof unattractive to the Unaffiliated Security Holders because the shares of Common Stock are not readily saleable in the public market. The Common Stock trades on the NASDAQ Capital Market (NASDAQ:AMIC), and the daily trading volumes are minimal.   The average daily trading volumes for shares of Common Stock for the three-month period prior to January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction), were approximately 539 shares. As a result of this insubstantial liquidity, it may be difficult for the Unaffiliated Security Holders to sell even small amounts of Common Stock without adversely impacting the market prices thereof.  The Stock Merger Price will allow the Unaffiliated Security Holders of AMIC to realize a cash value for their shares of Common Stock, which otherwise would be difficult given the illiquid trading market for the shares.

No Firm Offers.  None of the Filing Persons has received a firm offer for their equity interests in AMIC from a third party within the past two (2) years.  The Filing Persons have indicated that they do not expect to entertain an offer for their ownership interest in AMIC.

Historical Market Prices.  Although the Filing Persons considered whether the Stock Merger Price constitutes fair value in relation to current and historical market prices for the shares of Common Stock, the Filing Persons gave greater weight to other factors. The Filing Persons believe that the market prices are not an accurate indicator because AMIC’s shares of Common Stock are only lightly traded.  Consequently, the Filing Persons believe that the sale by any stockholder of AMIC of any significant amount of shares of Common Stock would likely result in a substantial reduction in the market price of the shares thereof. The stock prices may also represent speculation on the price that might be paid in a going private transaction rather than real value of the Common Stock.

The Merger is being effected under the “Short-form” Merger Provisions of the DGCL.  As the holder of more than 90% of the outstanding voting stock of AMIC, Acquisition Co. will have effectuated the merger in accordance with the “short-form” merger provisions of Section 253 of the DCGL, under which the merger does not require the approval by the public stockholders of AMIC Common Stock.

Appraisal Rights.  Although the merger does not require the approval of a majority of the Unaffiliated Security Holders of AMIC or a majority of disinterested directors of AMIC, and there has not been a representative of the Unaffiliated Security Holders of AMIC to negotiate on their behalf, the Filing Persons believe that the merger is procedurally fair because the Unaffiliated Security Holders of AMIC will be entitled to exercise appraisal rights to receive a court-determined fair value for their shares of Common Stock under Section 262 of the DGCL (see Item 4(c) “Terms of the Transaction—Appraisal Rights” on page 35 of this Schedule 13E-3) and because the Filing Persons are providing advance notice of the merger. The Filing Persons believe that they have disclosed fully the relevant information to permit the Unaffiliated Security Holders of AMIC to determine whether to accept the Stock Merger Price or to seek appraisal for their shares of Common Stock.

Purchases of AMIC Common Stock by the Filing Persons during the Past Two Years.  Since the beginning of 2014, IHC made the following additional purchases of Common Stock:

•	On March 24, 2015, IHC purchased an aggregate of 157,855 shares of Common Stock in a privately negotiated transaction with an unaffiliated AMIC stockholder, which shares were acquired in an arms’ length transaction with a sophisticated party. The Stock Merger Price is a 143% premium to the $10.19 per share price IHC paid to such unaffiliated third party. On April 6, 2015, the first full trading day following the date when IHC filed an amendment on Schedule 13D disclosing this purchase, the closing market price of AMIC was $10.33 per share.

See “Background of the Merger” on page 8.

Liquidation value analysis. The Filing Persons did not consider any implied liquidation value when determining the Stock Merger Price because it was not contemplated that AMIC would be liquidated regardless of whether or not the merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.

Book value per share.   The Filing Persons did not consider book value per share, which is an accounting concept, as a factor because they believed that book value per share is not a material indicator of the value of AMIC as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of AMIC, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger.

Independent Valuation Firm. IHC retained Duff & Phelps, LLC to deliver a valuation analysis of AMIC to the IHC Board. Duff & Phelps provided such analysis, dated June 14, 2016, which resulted, as of the date of such valuation analysis and subject to the qualifications, limitations and assumptions set forth therein, in a concluded price per share of AMIC Common Stock ranging from $22.99 to $24.74. The valuation analysis of Duff & Phelps is described in “Reports, Opinions, Appraisals and Certain Negotiations” beginning on page 23 of this Schedule 13E-3.

Procedural Fairness. The Filing Persons determined that the merger is procedurally fair to the Unaffiliated Security Holders of AMIC.  In making such determination, the Filing Persons considered the following factors in addition to the factors noted above:

•	No Future Participation in the Prospects of AMIC. Following the consummation of the merger, the Unaffiliated Security Holders of AMIC will cease to participate in the future earnings or growth, if any, of the Surviving Corporation, or benefit from an increase, if any, in the value of their holdings in the Surviving Corporation;

•	Conflicts of Interests. Because Acquisition Co. owns 91.43% of AMIC immediately prior to the merger and the IHC Entities will own 100% of the Surviving Corporation as a result of the merger, the interests of the Filing Persons in determining the Stock Merger Price could be considered to be in conflict with, and adverse to, the interests of the Unaffiliated Security Holders of AMIC. Also, certain officers and directors of AMIC may have actual or potential conflicts of interest in connection with the merger. Some of the officers and directors of AMIC are also officers and directors of the Filing Persons. In addition, a director of IHC owns options to acquire AMIC Common Stock. Such director has agreed to recuse himself from any action taken by the IHC Board in connection with the merger;

•	Approval of the AMIC Stockholders and AMIC’s Board of Directors. Because the merger is being effected pursuant to a “short-form” merger pursuant to Section 253 of the DGCL, it does not require approval by the stockholders of AMIC or AMIC’s Board of Directors, and the Board of Directors of AMIC has therefore not approved or disapproved the merger. In addition, the AMIC Board does not need to consider strategic alternatives;

•	No Special Committee Representing the Unaffiliated Security Holders’ Interests. AMIC’s Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Unaffiliated Security Holders of AMIC, nor did AMIC’s Board of Directors retain independent advisors to assist with the evaluation of the fairness of the Stock Merger Price; and

•	No Inquiry as to Potential Buyers of AMIC. Because the merger is being effected as a “short-form” merger pursuant to Section 253 of the DGCL, there is no requirement that the Filing Persons seek to determine if there is a buyer for all of AMIC that would be willing to pay a price per share in excess of the Stock Merger Price. Also, the Filing Persons believe that seeking to determine if any such buyer exists would only entail substantial time delays and serve as a distraction to the management of AMIC, and cause undue uncertainty with AMIC’s employees, customers and suppliers.

Notwithstanding the foregoing factors, the Filing Persons believe that the merger is procedurally fair because the merger is being completed pursuant to and in compliance with Section 262 of the DGCL, pursuant to which the Unaffiliated Security Holders of AMIC will be entitled to exercise appraisal rights to receive a court-determined fair value of their shares if they believe the Stock Merger Price does not represent a fair value for their shares. See Item 4(c) “Terms of the Transaction — Appraisal Rights” on page 35 of this Schedule 13E-3.  In addition, the Unaffiliated Security Holders of AMIC are receiving this Schedule 13E-3 and will receive the Notice of Merger and Appraisal Rights and Letter of Transmittal following consummation of the merger, which together will contain disclosures required under the DGCL and applicable securities laws and regulations that are designed to permit the Unaffiliated Security Holders of AMIC to determine whether to accept the Stock Merger Price or to exercise their appraisal rights with respect to their shares of Common Stock.

Overall Fairness Conclusion.   After having given all of factors described in this section due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the Unaffiliated Security Holders of AMIC. Further, in view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the Unaffiliated Security Holders of AMIC, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered.  Rather, the Filing Persons conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to AMIC’s Unaffiliated Security Holders.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Preparer of Valuation Analysis

In establishing the Stock Merger Price, the IHC Board reviewed an analysis on the range of values of the Common Stock resulting from the application of generally accepted valuation and analytical techniques.  The financial analysis, including the selection of valuation methodologies, was prepared by Duff & Phelps in a valuation analysis, dated June 14, 2016 (“Valuation Analysis”) provided to the IHC Board on June 15, 2016.  The full text of the Valuation Analysis is attached as Exhibit C to this Schedule 13E-3 and is incorporated herein by reference. The Valuation Analysis should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the Valuation Analysis. Duff & Phelps has consented to the inclusion of the Valuation Analysis in its entirety and the description thereof in this Schedule 13E-3 and any other filing the Filing Persons are required to make with the SEC in connection with the merger if such inclusion is required by applicable law.

Duff & Phelps received a fee of $200,000 for such services.  No part of such fee was contingent upon consummation of the merger.  In addition, IHC agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses related to its engagement.

Duff & Phelps is an independent valuation and corporate finance advisory firm with expertise in complex valuation, dispute and legal management consulting, M&A, restructuring, and compliance and regulatory consulting.  Duff & Phelps was selected to provide the Valuation Analysis based upon its experience, expertise and familiarity with AMIC’s business.

On February 1, 2016, IHC engaged Duff & Phelps as an independent financial advisor to IHC to provide the Valuation Analysis of the Common Stock in connection with the merger.  See “Background of the Merger” on page 8 for a description of (i) the method of selection of Duff & Phelps, (ii) Duff & Phelps’s relationship with the IHC Entities over the past two years and (iii) the mutually contemplated relationship in the future, along with the compensation received and to be received. Duff & Phelps consented to the references to the Valuation Analysis in this Schedule 13E-3, and to the availability of the Valuation Analysis to holders of the Common Stock.  The Valuation Analysis in no way constituted, was described as or was relied upon by any party as a “fairness opinion” or a report, opinion or appraisal with respect to the fairness of a transaction involving AMIC or its outstanding securities or the fairness of the consideration to be paid for any of its outstanding securities in any such transaction, a solvency opinion, a credit rating, an analysis of AMIC’s credit worthiness or otherwise as tax, legal or accounting advice.  The summary of the Valuation Analysis set forth in this Transaction Statement is qualified in its entirety by reference to the Valuation Analysis. The Valuation Analysis does not reflect any developments that may occur or may have occurred after the date of the Valuation Analysis and prior to the completion of the merger. Further, the Valuation Analysis is necessarily based on general economic, market, industry, financial and other conditions as they exist on, and on the information made available to Duff & Phelps as of, the date of the Valuation Analysis.  Duff & Phelps took into account its assessment of the foregoing conditions and its experience in securities and business valuation. It is understood that subsequent developments may affect the results of the Valuation Analysis and that Duff & Phelps does not have any obligation to update, revise or reaffirm its Valuation Analysis. The IHC Entities do not currently expect that they will request an updated report from Duff & Phelps.

The Valuation Analysis was only one of many factors taken into consideration by the IHC Entities in making the determination of the Stock Merger Price.  Consequently, the analyses described below should not be viewed as determinative of the opinion of the IHC Entities with respect to the equity value per share of the AMIC Common Stock. The IHC Entities also considered (i) historical and current market prices, (ii) volume-weighted average daily prices, (iii) the price paid in a privately negotiated arms’ length transaction with an unaffiliated entity, and (iv) the effect of the sale of RS, which resulted in an estimated pro forma gain of $114 million.

IHC did not impose any limitations on the scope of Duff & Phelps’s investigation or the procedures to be followed by Duff & Phelps in its Valuation Analysis.  Duff & Phelps was not requested to and did not make any recommendation to the IHC Entities as to the form or amount of the consideration to be paid to AMIC’s public stockholders.  The Valuation Analysis is based on the financial and comparative analyses described below.  The Valuation Analysis was directed to IHC for use in connection with the merger.  Duff & Phelps’s Valuation Analysis only addressed the range of values of the Common Stock and did not address any other aspect of the merger.

In conducting its financial analysis, Duff & Phelps reviewed, among other things:

•	AMIC’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2015, including the audited financial statements included therein;

•	AMIC’s Form 8-K/A filed with the SEC on June 13, 2016 containing unaudited pro forma financial statements reflecting the sale of RS and the 100% coinsurance of stop-loss for the year ended December 31, 2015;

•	AMIC’s draft financial statements for the three months ended March 31, 2016;

•	AMIC’s statutory financial statements for the years ended December 31, 2014 and December 31, 2015 and the three months ended March 31, 2016;

•	AMIC’s financial projections for the years 2016 through 2020 (the “Management Projections”);

•	Other internal documents relating to the history, current operations and probable future outlook of AMIC provided by management of IHC and AMIC; and

•	Historical trading price and trading volume of publicly traded securities of certain other companies that Duff & Phelps deemed relevant.

In conducting its financial analysis, Duff & Phelps also:

•	Discussed the information referred to above and the background of AMIC and other elements of the transaction with the management of IHC;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

For the purposes of the Valuation Analysis, Duff & Phelps defines “fair value” as that term is used under DGCL in the context of a statutory appraisal action pursuant to Section 262 of the DGCL. Duff & Phelps understands that the fair value of the AMIC Common Stock is derived from determining the value of the equity of AMIC as a going concern (and exclusive of any element of value arising from the accomplishment or expectation of the merger), and dividing that value by the fully-diluted number of shares of AMIC Common Stock (without consideration of any discounts from the value of AMIC that might otherwise be applicable to the individual shares of AMIC Common Stock on account of any lack of liquidity, marketability or other factors that might cause the fair market value of a single share to be worth less than its proportionate share of value of AMIC as a going concern).

In performing its analysis and completing the Valuation Analysis, Duff & Phelps relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources by or on behalf of the IHC Entities or AMIC, including management, or that was otherwise reviewed by Duff & Phelps, and did not assume any responsibility for independently verifying the accuracy, completeness or fairness of such information. With respect to the financial projections supplied to Duff & Phelps by AMIC, Duff & Phelps assumed that they were reasonably prepared on the basis reflecting the last currently available estimates, evaluations, and projections of management as to the future operating and financial performance of AMIC and on the good faith judgment of the person furnishing the same, and that they provided a reasonable basis upon which Duff & Phelps could perform its analyses. Duff & Phelps assumed that information regarding AMIC supplied, and representations made, by management of the IHC Entities or AMIC was substantially accurate.   All such projected financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions.  Accordingly, actual results could vary significantly from those set forth in such projected financial information.  To the extent that any of the foregoing assumptions or any of the facts on which the valuation is based provides to be untrue in any material respect, the Valuation Analysis and valuation cannot and should not be relied upon. Duff & Phelps did not make or obtain any independent evaluation, appraisal or physical inspection of AMIC’s solvency or of any specific assets or liabilities (contingent or otherwise).

Duff & Phelps performed a variety of financial analyses that are summarized below.  Such summary does not purport to be a complete description of such analyses.  Duff & Phelps believes that its analyses and the summary set forth herein must be considered as a whole, and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the Valuation Analysis.  The preparation of a valuation analysis is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.  The range of valuations resulting from any particular analysis described below should not be taken to be Duff & Phelps’s view of the actual value of AMIC.  In its analyses, Duff & Phelps made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of AMIC.

Any estimates contained in Duff & Phelps’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates.  Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold.  No company utilized by Duff & Phelps for comparative purposes are directly comparable to AMIC. Duff & Phelps does not have access to nonpublic information related to any of the companies used for comparative purposes.  Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.  None of the analyses performed by Duff & Phelps was assigned a greater significance by Duff & Phelps than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Duff & Phelps.  The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which the Common Stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary advisory practice, Duff & Phelps employed generally accepted valuation and analytical techniques in its Valuation Analysis. The following is a summary of the material financial analyses that Duff & Phelps used in its Valuation Analysis.  The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Duff & Phelps with respect to any of the analyses performed by it in connection with the Valuation Analysis.  Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for the Common Stock should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

Summary of Valuation Analysis

Subject to the foregoing, the following is a summary of the material financial analyses undertaken by Duff & Phelps with respect to AMIC that resulted in a concluded per share price ranging from a low of $22.99 and a high of $24.74.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow (“DCF”) analysis of AMIC in which it calculated the net present value of future free cash flows using a cost of equity capital for the discount rate.  Free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders. The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles. Duff & Phelps utilized and relied upon the Management Projections as well as discussions with IHC's and AMIC’s management, a review of AMIC’s historical performance and other factors to develop the discounted cash flow analysis.

Duff & Phelps estimated a range of values for AMIC based on the net present value of AMIC’s projected cash flows and a terminal value in 2020 using a perpetuity growth formula assuming a 4.0% terminal growth rate.  Duff & Phelps discounted the resulting free cash flows and terminal value using a cost of equity capital ranging from 13.25% to 15.25%.  This analysis resulted in implied equity values of AMIC ranging from a low of $23.02 to a high of $24.30.

The assumptions and forecasts utilized in the DCF analysis are the following:

•	AMIC’s revenue is projected to increase at a compound annual growth rate (“CAGR”) of 4.9% over the five-year period ending 2020;
•	Operating income is projected to average approximately $6.7 million over the four-year period from 2016 to 2020;
•	Capital expenditures average 0.2% of revenue over the five-year period ending 2020;
•	A corporate tax rate of 35.4% has been utilized in the DCF analysis per the Management Projections; and
•	A normalized premium/surplus ratio of 2:1.

The present value of net operating loss carryforward tax benefits were separately valued and added to equity value.

Selected Public Companies Analysis

Duff & Phelps analyzed the publicly available financial performance and current trading multiples of eight selected publicly-traded companies in the healthcare insurance industry that Duff & Phelps deemed relevant to its analysis. It compared AMIC’s financial performance and other operating characteristics with those of the selected public companies. It applied valuation multiples to AMIC’s financial performance to indicate AMIC’s equity value. This analysis resulted in implied equity values of AMIC ranging from a low of $22.96 to a high of $25.18.

Duff & Phelps analyzed:

•	The selected public companies’ current trading multiples;
•	The latest twelve months (“LTM”) and projected earnings, return on equity and revenue for each of the publicly traded companies;
•	The selected public companies’ trading multiples of equity value to their respective earnings and book values; and
•	A number of factors in comparing AMIC to the selected public companies including historical and forecasted growth in revenue and profits, profit margins and other characteristics that it deemed relevant.

The selected public companies that were analyzed (collectively, the “Comparable Companies”) are:

•	Aetna Inc.
•	Anthem, Inc.
•	Cigna Corp.
•	Humana Inc.
•	Independence Holding Company
•	Molina Healthcare, Inc.
•	UnitedHealth Group Incorporated
•	WellCare Health Plans, Inc.

Duff & Phelps reviewed, among other things, the following statistics for comparative purposes:

•	Financial growth and operating metrics;
•	Market data and valuation multiples;
•	Regression analysis; and
•	Equity valuation multiples.

The following tables set forth a calculation of each of the statistics described above for the Comparable Companies:

AMIC Valuation Analysis

Selected Public Companies Analysis

Financial Metrics

Selected Public Company Analysis

Company Information	Financial Growth					Operating Metrics
Company Name	3-YR Revenue CAGR	LTM Revenue Growth	LTM EPS Growth	Projected 2016 EPS Growth	Projected 2017 EPS Growth	3-Yr Avg. ROE	LTM ROE	Projected 2016 ROE	Projected 2017 ROE

Aetna Inc.	NM	3.1%	9.9%	4.2%	10.1%	14.9%	14.8%	16.3%	16.2%
Anthem, Inc.	NM	7.1	-8.3	7.5	9.8	10.5	10.3	11.7	11.9
Cigna Corp.	9.1%	6.7	0.8	7.0	8.1	17.5	17.5	17.5	16.2
Humana Inc.	12.3	7.7	-8.1	4.9	12.5	12.5	10.5	11.8	12.4
Independence Holding Co.	10.4	-0.2	85.9	NA	NA	6.9	9.8	NA	NA
Molina Healthcare, Inc.	NM	42.5	40.2	6.2	31.4	7.9	9.5	8.6	10.6
UnitedHealth Group Incorporated	NM	NM	NM	NM	13.3	NM	NM	19.3	19.0
WellCare Health Plans, Inc.	23.3	3.9	270.2	73.4	21.4	7.9	8.1	11.0	12.0

Mean	13.8	10.1%	55.8%	17.2%	15.3%	11.2%	11.5%	13.7%	14.0%
Median	11.4%	6.7%	9.9%	6.6%	12.5%	10.5%	10.3%	11.8%	12.4%

AMIC	NA	NA	NA	NM	20.3%	NA	NA	3.2%	3.8%

LTM = Latest Twelve Months

Note: Anthem Inc. announced intentions to acquire Cigna Corp on 6/20/2015

Note: Aetna Inc. announced intentions to acquire Humana Inc. on 7/3/2015

Source: Bloomberg, Capital IQ, SNL Financial, SEC filings

AMIC Valuation Analysis

Selected Public Companies Analysis

Financial Metrics

Selected Public Company Analysis

Company Information	Market Data			Valuation Multiples
Company Name	Stock Price as of 6/9/2016	% of 52- Wk High	Market Cap	P / 3yr Avg. Earnings Per Share		P / LTM EPS		P / 2016E EPS		P / 2017E EPS		Price / BVPS

Aetna Inc.	$121.27	91.5%	$42,517	20.5	x	18.3	x	15.1	x	13.7	x	2.53	x
Anthem, Inc.	$133.75	78.2	35,170	14.9		15.1		12.2		11.1		1.49
Cigna Corp.	$129.25	76.1	33,154	18.4		16.2		13.9		12.9		2.62
Humana Inc.	$188.35	87.8	28,071	24.0		26.3		21.3		18.9		2.67
Independence Holding Co.	$17.10	99.0	295	15.1		10.0		NA		NA		0.91
Molina Healthcare, Inc.	$51.87	63.6	2,935	NM		21.3		18.9		14.4		1.86
UnitedHealth Group Incorporated	$140.68	100.0	133,759	NM		NM		17.9		15.8		3.82
WellCare Health Plans, Inc.	$105.50	100.0	4,669	39.1		33.9		22.8		18.8		2.64

Mean		87.0%	$35,071	22.0	x	20.1	x	17.4	x	15.1	x	2.32	x
Median		89.6%	$30,613	19.4	x	18.3	x	17.9	x	14.4	x	2.57	x

$ in USD million except per share data

LTM = Latest Twelve Months

Note: Anthem Inc. announced intentions to acquire Cigna Corp on 6/20/2015

Note: Aetna Inc. announced intentions to acquire Humana Inc. on 7/3/2015

Source: Bloomberg, Capital IQ, SNL Financial, SEC filings

AMIC Valuation Analysis

Selected Public Companies Analysis

Selected Public Companies Analysis

($ in millions)

Equity Valuation Multiples		Valuation Summary
Metric	Public Company Range	Public Company Median	Selected Multiples Range	Company Performance	Equity Value Range

Equity Value / 2017 Net Income	11.1x - 18.9x	14.4x	9.5x - 12.5x	$3.4	$32.2 - $42.4
Equity Value / Adjusted Book Value (Excl. AOCI, NCI, & Excess Capital) (1)	0.91x - 3.82x	2.57x	0.40x - 0.60x	$82.7	$33.1 - $49.6

	Preliminary Operating Equity Value Range				$32.5 - $46.0

	Add: Assumed Premium @ 20.0% to Back Out “inherent Minority Discount” (2)				$6.5 - $9.2

	Concluded Operating Equity Value Range				$39.0 - $55.2

Implied Equity Value Multiples

Equity Value / 2016 Net Income	12.2x - 22.8x	17.9x		$2.8	11.5x - 16.3x

(1) Excludes net cash proceeds of $110.8 million from the Majestic and Risk Solutions transactions, $23.6 million of excess capital, and non-controlling interests

(2) Duff & Phelps does not believe that the relevant finance literature supports the addition of a premium in these circumstances, but we note that certain Delaware cases have suggested that inclusion of such a premium may be appropriate when conducting a comparable companies analysis.

Note: Net income excludes investment income earned on $110.1 million of net cash proceeds from the Majestic, Risk Solutions, and coinsurance transactions and $22.3 million of excess capital.

Availability of Valuation Analysis

Duff & Phelps’s Valuation Analysis will be made available for inspection and copying by interested holders of the Common Stock or their representative who has been so designated in writing, at the principal executive offices of AMIC during regular business hours. Duff & Phelps has consented to the use of the Valuation Analysis for purposes of public disclosure.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the section above captioned “Summary Term Sheet.”

Item 2. Subject Company Information

(a)	Name and Address. The name of the subject company is American Independence Corp., a Delaware corporation. The principal executive offices of AMIC are located at 485 Madison Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 355-4141. AMIC’s website address is www.americanindependencecorp.com. Information contained on or connected to AMIC's website is not incorporated by reference into this Schedule 13E-3 and should not be considered part of this Schedule 13E-3 or any other filing that the Filing Persons make with the SEC.

AMIC is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters.  Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC.

(b)	Securities. The class of securities to which the Schedule 13E-3 relates is the common stock, par value $0.01 per share, of AMIC, of which 8,118,551 shares were outstanding as of June 15, 2016. As of June 15, 2016, AMIC had outstanding options to purchase 41,112 shares of Common Stock pursuant to the American Independence Corp. 2009 Stock Incentive Plan (the “2009 Plan”). AMIC does not intend to grant any additional options under the 2009 Plan.

(c)	Trading Market and Price. The Common Stock is quoted on the NASDAQ Capital Market under the symbol “AMIC.” The following table sets forth the high and low sales price per share of Common Stock on the NASDAQ Capital Market (as reported by NASDAQ) during the fiscal quarters indicated:

	Market Price
	High	Low
Fiscal Year Ended December 31, 2014
First Quarter	$12.53	10.02
Second Quarter	$12.89	10.22
Third Quarter	$12.50	10.51
Fourth Quarter	$11.47	9.84

Fiscal Year Ended December 31, 2015
First Quarter	$11.50	9.76
Second Quarter	$11.19	9.75
Third Quarter	$10.65	9.62
Fourth Quarter	$10.20	8.50

Fiscal Year Ending December 31, 2016
First Quarter	$20.12	8.50
Second Quarter (through June 1, 2016)	22.76	19.50

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d)	Dividends. AMIC has not paid any dividends on the Common Stock since it was acquired by the Filing Persons.

(e)	Prior Public Offerings: AMIC has not made any public offerings of its Common Stock during the last three years. See “Background of the Merger” beginning on page 8 of this Schedule 13E-3 and Item 5 “Past Contacts, Transactions, Negotiations and Agreements - Significant Corporate Events” beginning on page 39 of this Schedule 13E-3.

(f)	Prior Stock Purchases. On March 24, 2015, IHC purchased 157,855 shares of AMIC Common Stock from an unaffiliated stockholder of AMIC for a per share purchase price of $10.19 in an arms’ length transaction.

Item 3. Identity and Background of Filing Persons

Acquisition Co.

(a) Name and Address.  The principal business address of Acquisition Co. is 96 Cummings Point Road, Stamford, CT 06902, and its business telephone number is (203) 358-8000.  Acquisition Co. and its affiliates (excluding officers and directors of the IHC Entities) beneficially own 91.43% of the Common Stock.

(b) Business and Background of Entity.  Acquisition Co. was incorporated on March 4, 2016 under the laws of the State of Delaware by the IHC Entities for the sole purpose of effecting the merger.  Immediately prior to the mailing of the Schedule 13E-3, each of the IHC Entities will contribute their respective shares of AMIC Common Stock to Acquisition Co., resulting in Acquisition Co. owning 91.43% of the outstanding shares of AMIC Common Stock.  Acquisition Co. has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining Acquisition Co. from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.  The name, business address, position in Acquisition Co., current principal occupation and five-year employment history of each of the directors and executive officers of Acquisition Co., together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and officer is a U.S. citizen.

Independence Holding Company

(a) Name and Address.  The principal business address of Independence Holding Company (“IHC”) is 96 Cummings Point Road, Stamford, CT 06902, and its business telephone number is (203) 358-8000.  IHC beneficially own 34.5% of the outstanding Common Stock.

(b) Business and Background of Entity. IHC was organized under the laws of the State of Delaware and is traded on the New York Stock Exchange (NYSE:IHC). It is a holding company principally engaged in the life and health insurance business through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. IHC has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining IHC from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in IHC, current principal occupation and five-year employment history of each of the directors and executive officers of IHC, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and officer is a U.S. citizen.

Madison Investors Corporation

(a) Name and Address.  The principal business address of Madison Investors Corporation (“MIC”) is 96 Cummings Point Road, Stamford, CT 06902, and its business telephone number is (203) 358-8000.  MIC beneficially own 56.93% of the outstanding Common Stock.

(b) Business and Background of Entity.  MIC was organized under the laws of the State of Delaware. It is a wholly owned indirect subsidiary of IHC. MIC has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining MIC from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.  The name, business address, position in MIC, current principal occupation and five-year employment history of each of the directors and executive officers of MIC, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and officer is a U.S. citizen.

Item 4. Terms of the Transaction

(a) Material Terms.  Immediately prior to the mailing of this Schedule 13E-3 to AMIC’s public stockholders, the IHC Entities will contribute to Acquisition Co. an aggregate of 7,423,151 shares of Common Stock, representing 91.43% of the shares of outstanding Common Stock.  On August 31, 2016 or as soon thereafter as possible (the “Effective Date”), Acquisition Co. will merge with AMIC pursuant to Section 253 of the DGCL, with Acquisition Co. being the surviving corporation.  To so merge, Acquisition Co.’s Board of Directors and stockholders will approve the merger, and Acquisition Co. will file a certificate of ownership and merger with the Secretary of State of the State of Delaware.  On the Effective Date:

•	each share of Common Stock issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished, and each share of Common Stock (other than shares of Common Stock held by Acquisition Co. and the AMIC stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive only $24.74 per share in cash, without interest (the “Stock Merger Price”);
•	each share of Acquisition Co.’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of capital stock of the Surviving Corporation;
•	in connection with the merger, Acquisition Co. will pay cash for the options (vested and unvested); and
•	immediately following the Effective Date, the IHC Entities will own all the capital stock of the Surviving Corporation.

Under the DGCL, because Acquisition Co. holds at least 90% of the outstanding shares of Common Stock prior to the merger, Acquisition Co. will have the power to effect the merger without a vote of AMIC’s Board of Directors or the public stockholders.  The Filing Persons intend to take all necessary and appropriate action to cause the merger to become effective on the Effective Date, without a meeting or consent of AMIC’s Board of Directors or the public stockholders.

The reasons for the merger are set out in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger — Reasons” on page 12 of this Schedule 13E-3. Upon completion of the merger, in order to receive the Stock Merger Price, each stockholder or a duly authorized representative must (i) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at: Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, Telephone No. 866-321-8022 (toll free) and (ii) surrender such shares of Common Stock by delivering the stock certificate or certificates that, prior to the merger, had evidenced such shares of Common Stock to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal.  The Notice of Merger and Appraisal Rights and Letter of Transmittal will be mailed to stockholders of record within ten (10) calendar days of the Effective Date.  Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

Accounting Treatment. The merger will be accounted for as IHC’s acquisition of the non-controlling interest of AMIC.

Material Federal Tax Considerations. For U.S. federal income tax purposes generally, the receipt of the cash consideration by holders of Common Stock pursuant to the merger will be a taxable sale of the holders’ shares of Common Stock.  For a discussion of the material federal tax considerations of the merger, see “Special Factors - Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” beginning on page 16 of this Schedule 13E-3.

(b)	Different Terms. All stockholders of AMIC other than Acquisition Co. will be treated as described above under “Material Terms” of this Item 4.

(c) Appraisal Rights.  Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 of the DGCL have the right to seek an appraisal of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their shares of Common Stock by the Court of Chancery of the State of Delaware (the “Delaware Court”) and to receive payment of such fair value, together with interest, if any, as determined by the Delaware Court.  The fair value as determined by the Delaware Court is exclusive of any element of value arising from the accomplishment or expectation of the merger.  The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit F-1 (pre-Amendment) and Exhibit F-2 (post-Amendment).

A copy of this Schedule 13E-3 and a Notice of Merger and Appraisal Rights and Letter of Transmittal will be mailed by Acquisition Co. to record holders of the shares of Common Stock within ten (10) calendar days following the Effective Date.  Any record stockholder entitled to appraisal rights will have the right, within twenty (20) days after the date of mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal, to demand in writing from Acquisition Co. an appraisal of such stockholder’s shares of Common Stock.  Such demand will be sufficient if it reasonably informs Acquisition Co. of the identity of the stockholder making the demand and that the stockholder intends to demand thereby an appraisal of the fair value of the shares of Common Stock held of record by such stockholder.  Failure to make such a timely demand may foreclose a stockholder’s right to appraisal. All written demands for appraisal of shares of Common Stock should be sent or delivered to Acquisition Co. at the following address:

AMIC Holdings, Inc.

485 Madison Avenue, 14th Floor

New York, NY 10022

Attn: Ms. Loan Nisser, VP and Secretary

Only a holder of record of shares of Common Stock, or a person duly authorized and explicitly purporting to act on his, her, or its behalf, is entitled to assert appraisal rights for the shares of Common Stock registered in such stockholder’s name.  A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock register of AMIC.

 A beneficial owner of shares of Common Stock, such as a holder of shares in “street name,” who desires to seek appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company, Cede & Co. and others. Any beneficial owner desiring appraisal who holds shares of Common Stock through a brokerage firm, bank or other financial institution is responsible for ensuring that any demand for appraisal is made by the record holder of such shares. The beneficial owner of such shares of Common Stock who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such shares, which may be the nominee of a central security depository if the shares of Common Stock have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform Holdings of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention thereby to demand appraisal of such shares of Common Stock.

A demand for appraisal signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity must identify the record owner(s) and must be signed in such person’s fiduciary or representative capacity. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must identify and be signed by all of the holders. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; provided the agent identifies the record owner or owners and expressly discloses the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares of Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought, and where no number of shares of Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Within one hundred and twenty (120) calendar days after the Effective Date, Acquisition Co. or any stockholder entitled to appraisal rights under Section 262 of the DGCL and who has properly demanded an appraisal and who has not effectively withdrawn his, her or its demand (such stockholders being referred to collectively as the “Dissenting Stockholders”), may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the shares of Common Stock held by all of the Dissenting Stockholders.  In addition, a beneficial owner of shares of Common Stock as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, file such a petition. Acquisition Co. is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock.  Accordingly, a Dissenting Stockholder desiring to file such a petition is advised to file the petition on a timely basis unless the Dissenting Stockholder receives notice that a petition already has been filed by another Dissenting Stockholder. If a stockholder files a petition, a copy of such petition must be served on Acquisition Co. If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the stockholders who sought appraisal will become entitled to receive the Stock Merger Price without interest thereon.

Within one hundred and twenty (120) calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Acquisition Co. a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock.  Such statement must be mailed within ten (10) calendar days after the later of (i) a written request therefor has been received by Acquisition Co. and (ii) the expiration of the period for the delivery of demands for appraisal. In addition, a beneficial owner of shares of Common Stock as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, request such written statement.

If a petition for an appraisal is timely filed, service of a copy thereof shall be made upon Acquisition Co. Within twenty (20) days after such service, Acquisition Co. will be obligated to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of such shares of Common Stock have not been reached.  Upon the filing of the petition, the Delaware Court may order that notice of the time and place fixed for the hearing on the petition be mailed to Acquisition Co. and all of the stockholders shown on the verified list. Such notice also shall be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or in another publication determined by the Delaware Court. The costs of these notices are borne by Acquisition Co.

If a hearing on the petition is held, the Delaware Court shall determine which stockholders are entitled to an appraisal of their shares of Common Stock. The Delaware Court may require that Dissenting Stockholders submit to the Register in Chancery their stock certificates that had represented shares of Common Stock for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with this request. The Delaware Court shall conduct the appraisal proceeding in accordance with the Delaware Court’s rules, including any rules specifically governing appraisal proceedings. The shares of Common Stock will be appraised by the Delaware Court at their “fair value,” exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The determination of the “fair value” of the shares of Common Stock shall be based upon all factors deemed relevant by the Delaware Court. The value so determined for shares of Common Stock could be more or less than the Stock Merger Price to be delivered pursuant to the merger. Investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the stockholders who sought appraisal will become entitled to receive the Stock Merger Price without interest thereon. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Date through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Date and the date of payment of the judgment. Pursuant to an amendment to Section 262 of the DGCL that applies to certain mergers approved on or after August 1, 2016 (the “Amendment”), if you exercise your appraisal rights and an appraisal proceeding is commenced, Acquisition Co. may make a voluntary cash payment to you prior to the time the Delaware Court of Chancery makes a final judgment in the appraisal proceeding. If Acquisition Co. makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

Upon application by Acquisition Co. or by any AMIC stockholder entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the verified list and who has submitted his, her or its certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he or she is not entitled to appraisal rights.

The Delaware Court shall direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by Acquisition Co. to the stockholders entitled thereto. Payment shall be so made to each such stockholder upon the surrender to Acquisition Co. of his, her or its certificates. The Delaware Court’s decree may be enforced as other decrees in the Delaware Court may be enforced.

No appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon terms which the Delaware Court deems just. This shall not, however, affect the right of a stockholder who has not commenced an appraisal proceeding as to the shares of Common Stock, or joined such an appraisal proceeding as a named party, to withdraw his, her, or its demand for appraisal within sixty (60) days after the Effective Date and to accept the Stock Merger Price.

Any stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Date, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Common Stock (except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Date).

If any stockholder who demands appraisal of shares of Common Stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive the Stock Merger Price.  If no petition is filed within one hundred and twenty (120) calendar days after the Effective Date, all rights to appraisal will cease and all of the Dissenting Stockholders will become entitled to receive the Stock Merger Price, without interest thereon.  An appraisal demand may be withdrawn by a stockholder within sixty (60) days after the Effective Date without the approval of Acquisition Co., or thereafter with the approval of Acquisition Co.; provided that the stockholder shall not have commenced an appraisal proceeding with respect to shares of Common Stock or joined such a proceeding as a named party. Upon the effective withdrawal of an appraisal demand by a stockholder, such stockholder will be entitled to receive only the Stock Merger Price. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court of Chancery.

For federal income tax purposes, stockholders who receive cash for their shares of Common Stock upon exercise of their statutory right of dissent may realize taxable gain or loss.  See “Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations ” beginning on page 16 of this Schedule 13E-3.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit F -1 (pre-Amendment) and F-2post-Amendment). Any stockholder considering demanding appraisal is advised to consult legal counsel.

STOCKHOLDERS ARE URGED TO READ EXHIBIT F IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intends to grant the public stockholders special access to AMIC’s corporate files in connection with the merger. None of the Filing Persons intends to obtain counsel or appraisal services for the public stockholders.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions.  IHC and MIC hold an aggregate of 91.43% of the outstanding shares of AMIC Common Stock. See Item 3 “Identity and Background of Filing Persons – Independence Holding Company” on page 32 of this Schedule 13E-3 and “Identity and Background of Filing Persons – Madison Investors Corporation” on page 32 of this Schedule 13E-3. AMIC, IHC and certain of their respective subsidiaries entered into service agreements pursuant to which one party may charge the other on an hourly or cost basis for services provided by employees of one party to the other. AMIC and its subsidiaries incurred expense of $765,000 and $891,000 for the twelve months ended December 31, 2015 and 2014, respectively, from service agreements with IHC and its subsidiaries. These payments reimburse IHC and its subsidiaries, at agreed upon rates including an overhead factor, for management services provided to AMIC and its subsidiaries, including accounting, legal, compliance, underwriting, and claims. Because of the large number of companies affiliated with IHC, IHC believes AMIC benefits from cost savings and economies of scale gained by not having certain management, legal, financial and administrative staffs duplicated at each entity, thus allowing certain individuals to provide services to multiple companies but only be compensated by one entity.

IHC’s wholly owned indirect subsidiary IAIC derives a significant amount of its business from pro rata quota share reinsurance treaties with Standard Security Life Insurance Company of New York (“SSL”) and Madison National Life Insurance Company, Inc. (“MNL”), which are wholly owned subsidiaries of IHC. These treaties, which were to terminate on December 31, 2014, have been amended to extend the termination date to December 31, 2019. For the twelve months ended December 31, 2015 and 2014, SSL and MNL ceded an average of approximately 29% and 27%, respectively, of their medical stop-loss business to IAIC. IAIC reinsures 20% of SSL’s New York State Disability Benefits Law (“DBL”) business. IAIC assumes 8% of certain of IHC’s international health and long term disability business. SSL and MNL ceded approximately 10% of the majority of its fully insured health business to IAIC in 2015 and 2014.

IHC provides AMIC with pro rata quota share reinsurance on business written by IAIC. IAIC incurs a fee on business administered by Ebix Heatlh Administration Exchange, Inc. (f/k/a as IHC Health Solutions, Inc.), a subsidiary of IHC.

AMIC also contracts for several types of insurance coverage (e.g. directors and officers and professional liability coverage) jointly with IHC. The cost of this coverage is split proportionally between AMIC and IHC according to the type of risk. IHC and AMIC benefit from reduced premiums and broader coverage associated with the joint coverage.

IHC and MIC entered into a Tax Allocation Agreement effective July 1, 1993, as amended July 1, 2013 (“IHC-MIC Tax Allocation Agreement”). AMIC wanted to become an includable member of IHC’s consolidated U.S. federal income tax return group (the “IHC Tax Group”) and to share on an equitable basis the benefits that may be derived from filing a consolidated federal income tax return. AMIC and IHC became eligible on January 15, 2013 to file a consolidated return under Section 1501 of the Internal Revenue Code, and entered into a Tax Allocation Agreement effective January 15, 2013 (“IHC-AMIC Tax Allocation Agreement”). Pursuant to the IHC-AMIC Tax Allocation Agreement, AMIC makes payments to, or receives payments from, IHC in amounts AMIC would have paid to or received from the U.S. Internal Revenue Service had AMIC not been a member of the IHC Tax Group. IHC prepares and files annually, on behalf of the IHC Tax Group, a consolidated federal income tax return and any estimated tax returns for all taxable years in which the IHC Tax Group files on a consolidated basis, and pays the taxes shown to be due thereon. AMIC made net payments to IHC for income taxes of $0 and $41,000 in 2015 and 2014, respectively.

(b)

Significant Corporate Events.  On September 4, 2013, IHC commenced a tender offer to purchase AMIC Common Stock from existing AMIC stockholders. At the time, IHC and MIC together held over 80% of the outstanding shares of AMIC Common Stock.  On October 2, 2013, IHC completed the tender offer and purchased 762,640 shares of AMIC Common Stock at a net price per share of $10.00, increasing its ownership to approximately 90%. IHC sought to increase its ownership of AMIC to further align the companies’ interests and permit additional focus by IHC’s management on AMIC.

On March 16, 2014, AMIC and IHC engaged Dowling Hales, LLC and Hales Securities, LLC (together, “Dowling Hales”) as a financial advisor with respect to the potential sale (the “Sale”) of (i) IHC Risk Solutions, LLC, a wholly owned indirect subsidiary of AMIC (“RS”), and the stop-loss business it produces and (ii) the business of SSL and IAIC (each, a “Ceding Company”), respectively, of issuing, underwriting, selling, renewing, cancelling, reinsuring and administering the medical stop-loss insurance policies issued, renewed or written by a Ceding Company (collectively, the “Business”).

On or about November 3, 2014, the President of Dowling Hales spoke with representatives from the Principal Investments & Acquisitions division of Swiss Re to discuss the M&A market in general, as well as Swiss Re’s appetite for potential acquisitions. This discussion was followed up by a meeting between the President of Dowling Hales and such Swiss Re representatives on November 12, during which a transaction concerning the Business was discussed.

On November 17, 2014, Swiss Re indicated an interest in further analyzing the Business and indicated its willingness to execute a non-disclosure agreement.

In December 2014, Swiss Re decided to put discussions on hold pending an internal strategic review of its medical stop loss operations.

On April 7, 2015, Michael Kemp of IHC and the President of Dowling Hales met with representatives from Swiss Re’s Principal Investments & Acquisitions division at Swiss Re’s office in Armonk, NY to discuss again a potential interest in a transaction involving the Business.

On May 14, 2015, Swiss Re’s CEO of North America Corporation Solutions, Head of Special Lines North America, and other representatives of Swiss Re met with the President of Dowling Hales, Mr. Kemp and Ms. Herbert to discuss the business and strategy and financial performance of RS.

On September 14, 2015, the President of Dowling Hales and Mr. Kemp met with Swiss Re’s Head of Special Lines North America and other representatives of Swiss Re to discuss inclusion/exclusion of SSL in a proposed transaction.

On October 2, 2015, Swiss Re submitted a non-binding letter of intent to acquire RS. The strategic planning group committee of IHC and AMIC (the “SPG Committee”), consisting of Mr. Kettig, Ms. Herbert, Mr. Kemp, Roy Thung, Larry Graber and Gary Balzofiore, considered this bid, and ultimately decided to accept the bid from Swiss Re and execute a letter of intent. Because Mr. Kemp was to be employed by Swiss Re after the consummation of the Sale, Mr. Kemp recused himself from any decision-making made by the SPG Committee.

On November 2, 2015, a due diligence coordination conference call was held in which several representatives of Swiss Re (including the CEO of North America Corporation Solutions, the Head of Special Lines North America, and representatives from Principal Investments & Acquisitions division), several representatives IHC and AMIC (including Mr. Kemp, Mr. Kettig and Ms. Herbert), and several representatives of Dowling Hales (including the President and Vice President) attended. On November 10, 2015, a kick-off due diligence meeting and management presentation was attended by certain representatives of Swiss Re, IHC, AMIC, Dowling Hales, and Ernst & Young.

On January 5, 2016, IHC, AMIC’s wholly owned subsidiary Independence American Holdings Corp. (“IAHC”), which is the sole owner of RS, and Swiss Re entered into a purchase and sale agreement (the “Purchase Agreement”). The aggregate purchase price for the Sale was $152,500,000 in cash, of which AMIC and its subsidiaries received approximately 89% and SSL received the balance. The Board of Directors of each of IHC, AMIC and SSL held special meetings by teleconference, during which their full boards, including the independent members, approved the Sale. The Sale may constitute the sale of “substantially all” of AMIC’s assets within the meaning of the DGCL, so on February 9, 2016, AMIC filed with the SEC, and mailed to the minority stockholders, a Schedule 14C Information Statement to notify them that, among other things, IHC and MIC, holders of an aggregate of approximately 92% of the outstanding shares of Common Stock, approved the Sale by written consent. Neither the Sale nor the merger to which this Schedule 13e-3 relates were connected with, or contingent upon, the other.

(c)	Negotiations or Contacts. There were no negotiations or material contacts that occurred during the last two years concerning the matters referred to in paragraph (b) of this Item 5 between (i) any affiliates of AMIC or (ii) AMIC or any of its affiliates and any person not affiliated with AMIC who would have a direct interest in such matters.

(e)	Agreements Involving the Subject Company’s Securities. There are no agreements, arrangements or understandings between the Filing Persons and any other person with respect to any securities of AMIC.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. In connection with the merger, the Common Stock acquired in the merger from stockholders other than Acquisition Co. will be cancelled.

(c)	Plans. It is currently expected that, following the consummation of the merger, the business and operations of AMIC will, except as set forth in this Schedule 13E−3, be conducted by the Surviving Corporation substantially as they currently are being conducted before completion of the merger. The Filing Persons intend to continue to evaluate the business and operations of the Surviving Corporation with a view to maximizing the Surviving Corporation’s potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing.

The Filing Persons intend to cause the Surviving Corporation to terminate the registration of the Common Stock under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of the Surviving Corporation’s duty to file reports pursuant to the Exchange Act. The Filing Persons also intend to cause the Surviving Corporation to delist its common stock from the NASDAQ Capital Market. For additional information see Item 4 “Terms of the Transaction” on page 34 of this 13E-3 and “Special Factors - Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” on page 14 of this Schedule 13E-3. As of the date of this Schedule 13E-3, the Filing Persons do not currently contemplate any material change in the composition of AMIC’s current management, except that the Filing Persons will appoint a new Board of Directors for the Surviving Corporation and will likely reduce the number of directors.

Except as described in this Schedule 13E-3, AMIC does not have any plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company; or
•	any other material change in the subject company’s corporate structure or business.

Item 7.	Purposes, Alternatives, Reasons and Effects.

See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 12 of this Schedule 13E-3 and “Special Factors - Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” beginning on page 16 of this Schedule 13E-3.

Item 8.	Fairness of the Transaction.

See “Fairness of the Merger” beginning on page 19 of this Schedule 13E-3.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 23 of the Schedule 13E-3.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The total amount of funds required by Acquisition Co. to pay the Stock Merger Price to all holders of Common Stock other than Acquisition Co., and to pay related fees and expenses, is estimated to be approximately $18,328,000, including $480,000 of fees and expenses. In order to pay the Stock Merger Price, Acquisition Co. will borrow the necessary funds from IHC in consideration of Acquisition Co.'s execution of a promissory note in favor of IHC with a principal amount equal to the Stock Merger Price. The promissory note will mature on the one year anniversary of the issuance of the note (the “Maturity Date”) and accrue interest at an annual rate of 5.0%, payable on the Maturity Date. The note will allow prepayment without penalty. The outstanding principal amount and accrued but unpaid interest thereon will be due on the Maturity Date.

(b)	Conditions. Since IHC’s loan to Acquisition Co. will be without conditions, there are no conditions to completing the merger.

(c)	Expenses. Neither of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

The following is an estimate of the fees and expenses to be incurred by the Filing Persons in connection with the merger:

Fees

Legal Fees and Expenses	$200,000
Valuation Analysis	$200,000
Paying Agent (including printing, mailing and filing)	$10,000
Miscellaneous	$70,000
Total	$480,000

(d)	Borrowed Funds. In order to pay the Stock Merger Price, Acquisition Co. will borrow the necessary funds from IHC in consideration of Acquisition Co.'s execution of a promissory note in favor of IHC with a principal amount equal to the Stock Merger Price. The promissory note will mature on the one year anniversary of the issuance of the note (the “Maturity Date”) and accrue interest at an annual rate of 5.0%, payable on the Maturity Date. The note will allow prepayment without penalty. The outstanding principal amount and accrued but unpaid interest thereon will be due on the Maturity Date.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. As of June 15, 2016, there were outstanding 8,118,551 shares of Common Stock, of which 7,423,151, or 91.43%, were beneficially owned collectively by the IHC Entities. Immediately prior to the mailing of this Schedule 13E-3, the IHC Entities will contribute to Acquisition Co. such 7,423,151 shares of Common Stock. Because the IHC Entities will hold, in the aggregate, 100% of the capital stock of Acquisition Co. following such contribution, they may also be deemed to be the beneficial owners of these shares of Common Stock. In addition, to the extent known after making reasonable inquiry, the beneficial ownership of AMIC Common Stock by its directors and executive officers is set forth below:

Name	Number of Shares	Percent of Class
Edward A. Bennett	25,001	*
Teresa A. Herbert	—	—
David T. Kettig	—	—
Steven B. Lapin	—	—
Myron M. Picoult	18,779	*
Ronald I. Simon	17,779	*
James G. Tatum	9,445	*
Roy T. K. Thung	—	—
All directors, nominees for director and executive officers as a group (8 persons)	71,004	0.87%

* Represents less than 1% of the outstanding common stock.

(b)	Securities Transactions. Immediately prior to the mailing of this Schedule 13E-3, the IHC Entities intend to contribute 7,423,151 shares of Common Stock to Acquisition Co. No transactions in the Common Stock were effected during the past sixty (60) days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12.	The Solicitation or Recommendation.

Not Applicable.

Item 13.	Financial Information.

(a)	Financial Information.

The audited consolidated financial statements of AMIC for the years ended December 31, 2015 and 2014 are incorporated herein by reference to the Consolidated Financial Statements of AMIC included as Item 8 to AMIC’s Annual Report on Form 10−K for its fiscal years ended December 31, 2015 and December 31, 2014 (the “Form 10−K”).

The Form 10-K is available for inspection and copying at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the SEC's principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

AMIC had no registered debt or preferred stock outstanding and accordingly does not report a ratio of earnings to fixed charges. AMIC’s book value per share as of December 31, 2015 was $12.85.

(b)	Pro Forma Information

Pro forma financial information disclosing the effect of the merger on AMIC is not material.

However, on March 31, 2016, AMIC consummated its disposition of all of the equity interests of its indirect subsidiary IHC Risk Solutions, LLC to SR Corporate Solutions America Holding Corporation, a division of Swiss Re (the “Sale”). As a result of this transaction, AMIC subsequently filed with the SEC certain pro forma financial information in connection with the Sale.

In light of AMIC's recent filing of such pro forma financial information, the following pro forma consolidated financial statements of AMIC for the Sale are incorporated herein by reference to the (i) Pro Forma Condensed Consolidated Balance Sheet of AMIC at December 31, 2015, as if the Sale had occurred as of that date, (ii) Pro Forma Condensed Consolidated Statement of Income of AMIC for the year ended December 31, 2015, as if the Sale had occurred as of the beginning of the period, and (iii) Pro Forma Condensed Consolidated Statement of Income of AMIC for the years ended December 31, 2014 and 2013, as if the Sale was discontinued operations for those periods, and the related notes thereto, included in AMIC’s Current Report on Form 8-K/A filed with the SEC on June 13, 2016. The Pro Forma book value per share as if the Sale had occurred as of December 31, 2015 was $26.94.

(c)	Summary Information.

Set forth below is certain selected consolidated financial information with respect to AMIC excerpted or derived by the Filing Persons from the audited consolidated financial statements of AMIC contained in the Form 10-K. More comprehensive financial information is included in the Form 10-K and in other documents filed by AMIC with the SEC, and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated by reference therein.

The selected financial information presented below as of and for the fiscal years ended December 31, 2015 and December 31, 2014 have been derived from AMIC’s audited consolidated financial statements, but has been revised to reflect discontinued operations for the Sale. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

	Year Ended December 31,
	(Unaudited)
	2015	2014
Income Data:
Total revenues	$166,075	$151,556
Income before taxes from continuing operations	2,921	2,682
Income from continuing operations attributable to AMIC	1,418	3,480
Net Income attributable to AMIC	3,529	5,250
Balance Sheet Data:
Total investments	92,122	78,902
Total assets	196,974	173,694
Insurance liabilities	45,141	33,616
Debt	3,189	-
AMIC stockholders' equity	103,920	100,090
Non-controlling Interest	3,278	2,760
Per Share Data Attributable to AMIC:
Cash dividends	-	-
Basic income from continuing operations	.18	.43
Diluted income from continuing operations	.18	.43
Basic income per common share	.44	.65
Diluted income per common share	.44	.65
Book value per common share	12.85	12.39
Ratio of Earnings to Fixed Charges	33.8x	**

** AMIC did not have any fixed charges in 2014.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

(b)	Employees and Corporate Assets. Certain officers, class of employees and corporate assets of AMIC has been or will be employed by or used by the Filing Persons in connection with the merger, such as assistance by AMIC’s controller with the preparation of the financial information in Item 13 of this Schedule 13e-3, use of members of the Legal Department to draft this Schedule 13e-3 and effectuate the merger, and contribution by the officers of time and effort to consummate the merger.

Item 15.	Additional Information.

None.

Item 16.	Exhibits.

(a)	Form of Notice of Merger and Appraisal Rights

(b)	Form of Promissory Note issued by Acquisition Co. for the benefit of IHC

(c)	Valuation Analysis performed by Duff & Phelps, LLC dated June 14, 2016

(d)	Form of Contribution Agreement by and among Independence Holding Company, Madison Investors Corporation and AMIC Holdings, Inc.

(f)	Section 262 of the Delaware General Corporation Law

(g)	None

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 25, 2016

AMIC HOLDINGS, INC.

By:	/s/ David T. Kettig
Name: David T. Kettig
Title: President

INDEPENDENCE HOLDING COMPANY

By:	/s/ Teresa A. Herbert
Name: Teresa A. Herbert
Title: Chief Financial Officer and Sr. Vice President

MADISON INVESTORS CORPORATION

By:	/s/ Larry R. Graber
Name: Larry R. Graber
Title: President

EXHIBIT INDEX

Exhibit	Description

(a)	Form of Notice of Merger and Appraisal Rights

(b)	Form of Promissory Note issued by Acquisition Co. for the benefit of IHC

(c)	Valuation Analysis performed by Duff & Phelps, LLC dated June 14, 2016

(d)	Form of Contribution Agreement by and among Independence Holding Company, Madison Investors Corporation and AMIC Holdings, Inc.

(f)	Section 262 of the Delaware General Corporation Law

(g)	None

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

ACQUISITION CO.

NAME AND ADDRESS	POSITION WITH ACQUISITION CO.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

David T. Kettig 485 Madison Ave. New York, NY 10022	President and Director	Since March 4, 2016, President and director of AMIC Holdings, Inc.; since February 2015, Chief Operating Officer, Executive Vice President and Acting General Counsel of IHC; since April 2009, Chief Operating Officer and Senior Vice President of IHC; since August 2013, President of AMIC; from April 2009 to March 2012, Chief Operating Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC; for more than the past five years, President and a director of Independence American Insurance Company; since March 2016, CEO of Standard Security Life Insurance Company of New York, from March 2012 to March 2016, President of Standard Security Life Insurance Company of New York; since May 2012, a director of Standard Security Life Insurance Company of New York.

Teresa A. Herbert 485 Madison Ave. New York, NY 10022	CFO and Director	Since March 4, 2016, 2016, Chief Financial Officer and director of AMIC Holdings, Inc.; for more than the past five years, Chief Financial Officer and Senior Vice President of IHC; for more than the past five years, Vice President of Geneve Corporation, a private company controlled by Geneve Holdings, Inc., a private diversified holding company; for more than the past five years, Chief Financial Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC.

Larry R. Graber 485 Madison Ave. New York, NY 10022	VP and Director	Since March 4, 2016, Vice President and director of AMIC Holdings, Inc.; since March 2012, Chief Life and Annuity Actuary and Senior Vice President of IHC; for more than five years prior thereto, Senior Vice President — Life and Annuities of IHC; for more than the past five years, a director and President of Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; for more than the past five years, a director and President of Southern Life and Health Insurance Company, an insurance company and wholly owned subsidiary of Geneve Holdings, Inc., the controlling shareholder of IHC, with principal offices in Homewood, Alabama; for more than the past five years, a director of Standard Security Life Insurance Company of New York, a wholly owned subsidiary of IHC.

INDEPENDENCE HOLDING COMPANY

NAME AND ADDRESS	POSITION WITH IHC	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Roy T.K. Thung 96 Cummings Point Road Stamford, CT 06902	CEO, President and Chairman of the Board	Since March 2011, Chief Executive Officer, President and Chairman of the Board of IHC; since January 2000, Chief Executive Officer of IHC; since July 1999, President of IHC; for more than five years prior to July 1999, Executive Vice President and Chief Financial Officer of IHC; for more than the past five years, Executive Vice President of Geneve Corporation, a private company controlled by IHC’s controlling shareholder; since July 2002, a director of AMIC; from November 2002 until March 2012, Chief Executive Officer and President of AMIC; since March 2012, Chief Executive Officer of AMIC; for more than the past five years, Chief Executive Officer and Chairman of the Board of Standard Security Life Insurance Company of New York; for more than the past five years, Chairman of the Board of Madison National Life Insurance Company, Inc..

Larry R. Graber 96 Cummings Point Road Stamford, CT 06902	Chief Life and Annuity Actuary, Sr. VP and Director	Since March 4, 2016, Senior Vice President and director of AMIC Holdings, Inc.; since March 2012, Chief Life and Annuity Actuary and Senior Vice President of IHC; for more than five years prior thereto, Senior Vice President — Life and Annuities of IHC; for more than the past five years, a director and President of Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; for more than the past five years, a director and President of Southern Life and Health Insurance Company, an insurance company and wholly owned subsidiary of Geneve Holdings, Inc., the controlling shareholder of IHC, with principal offices in Homewood, Alabama; for more than the past five years, a director of Standard Security Life Insurance Company of New York, a wholly owned subsidiary of IHC.

David T. Kettig 96 Cummings Point Road Stamford, CT 06902	Chief Operating Officer, Executive VP and Director	Since March 4, 2016, Chief Operating Officer and director of AMIC Holdings, Inc.; since February 2015, Chief Operating Officer, Executive Vice President and Acting General Counsel of IHC; since April 2009, Chief Operating Officer and Senior Vice President of IHC; since August 2013, President of AMIC; from April 2009 to March 2012, Chief Operating Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC; for more than the past five years, President and a director of Independence American Insurance Company; since March 2016, CEO of Standard Security Life Insurance Company of New York; from March 2012 to March 2016, President of Standard Security Life Insurance Company of New York; since May 2012, a director of Standard Security Life Insurance Company of New York.

Teresa A. Herbert 96 Cummings Point Road Stamford, CT 06902	CFO and Sr. VP	Since March 4, 2016, Chief Financial Officer and director of AMIC Holdings, Inc.; for more than the past five years, Chief Financial Officer and Senior Vice President of IHC; for more than the past five years, Vice President of Geneve Corporation, a private company controlled by Geneve Holdings, Inc., a private diversified holding company; for more than the past five years, Chief Financial Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC.

Allan C. Kirkman 96 Cummings Point Road Stamford, CT 06902	Director	For more than the past five years, a member of each of the Audit Committee and the Compensation Committee of IHC; since March 2011, Chairman of the Compensation Committee of IHC; for more than five years prior to Mr. Kirkman’s retirement in October 2005, Executive Vice President of Mellon Bank, N.A., a national bank.

John L. Lahey 96 Cummings Point Road Stamford, CT 06902	Director	For more than the past five years, a member of the Audit Committee of IHC; since March 2011, a member of the Compensation Committee of IHC; since March 1987, President of Quinnipiac University, a private university located in Hamden, Connecticut; since 1995, a member of the Board of Trustees of Yale-New Haven Hospital, a hospital located in New Haven, Connecticut; since 1994, a director of the UIL Holdings Corporation, a publicly held utility holding company with principal offices in New Haven, Connecticut; since December 2015, a director, Audit and Compliance Committee member, and Executive Committee member of Avangrid, Inc., a diversified energy and utility company that is the successor-in-interest by merger to UIL Holdings Corporation, with principal offices in New Haven, Connecticut; since 2004, a director of Alliance for Cancer Gene Therapy, the only national non-profit organization committed exclusively to cancer gene and cell therapy research; since June 2006, a director of Standard Security Life Insurance Company of New York. Mr. Lahey also serves as a director and Chairman of the Board of the New York City St. Patrick’s Day Parade, Inc.

Steven B. Lapin 96 Cummings Point Road Stamford, CT 06902	Director	For more than the past five years, Vice Chairman of the Board of Directors of IHC; since March 2011, Chairman of the Board of Directors, Chief Executive Officer and President of Geneve Corporation, a wholly-owned subsidiary of Geneve Holdings, Inc., IHC’s controlling stockholder; for more than five years prior to March 2011, President and Chief Operating Officer and a director of Geneve Corporation; for more than five years prior to June 2015, President and a director of The Aristotle Corporation, a private company controlled by Geneve Holdings, Inc.; since April 2011, a director of AMIC; for more than the past five years, a director of Madison National Life Insurance Company, Inc.; for more than the past five years, a director of Standard Security Life Insurance Company of New York.

James G. Tatum 96 Cummings Point Road Stamford, CT 06902	Director	Since June 2002, Chairman of the Audit Committee of IHC; for more than the past five years, member of the Compensation Committee of IHC; for more than the past five years, a director of Standard Security Life Insurance Company of New York; for more than the past five years, sole proprietor of J. Tatum Capital, LLC, a registered investment advisor, located in Birmingham, Alabama, managing funds primarily for individual and trust clients; for more than twenty-five years, Chartered Financial Analyst; since March 2011, a director of AMIC; since March 2011, a member of the Audit Committee of AMIC.

MADISON INVESTORS CORPORATION

NAME AND ADDRESS	POSITION WITH MIC	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Roy T.K. Thung 96 Cummings Point Road Stamford, CT 06902	Director	For more than the past five years, Director of MIC; since March 2011, Chief Executive Officer, President and Chairman of the Board of IHC; since January 2000, Chief Executive Officer of IHC; since July 1999, President of IHC; for more than five years prior to July 1999, Executive Vice President and Chief Financial Officer of IHC; for more than the past five years, Executive Vice President of Geneve Corporation, a private company controlled by IHC’s controlling shareholder; since July 2002, a director of AMIC; from November 2002 until March 2012, Chief Executive Officer and President of AMIC; since March 2012, Chief Executive Officer of AMIC; for more than the past five years, Chief Executive Officer and Chairman of the Board of Standard Security Life Insurance Company of New York; for more than the past five years, Chairman of the Board of Madison National Life Insurance Company, Inc..

Larry R. Graber 96 Cummings Point Road Stamford, CT 06902	President	For more than the past five years, President of MIC; since March 4, 2016, Sr. VP and director of AMIC Holdings, Inc.; since March 2012, Chief Life and Annuity Actuary and Senior Vice President of IHC; for more than five years prior thereto, Senior Vice President — Life and Annuities of IHC; for more than the past five years, a director and President of Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; for more than the past five years, a director and President of Southern Life and Health Insurance Company, an insurance company and wholly owned subsidiary of Geneve Holdings, Inc., the controlling shareholder of IHC, with principal offices in Homewood, Alabama; for more than the past five years, a director of Standard Security Life Insurance Company of New York, a wholly owned subsidiary of IHC..

David T. Kettig 96 Cummings Point Road Stamford, CT 06902	Sr. VP and Director	For more than the past five years, Sr. VP and Director of MIC; since March 4, 2016, Chief Operating Officer and director of AMIC Holdings, Inc.; since February 2015, Chief Operating Officer, Executive Vice President and Acting General Counsel of IHC; since April 2009, Chief Operating Officer and Senior Vice President of IHC; since August 2013, President of AMIC; from April 2009 to March 2012, Chief Operating Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC; for more than the past five years, President and a director of Independence American Insurance Company; since March 2016, CEO of Standard Security Life Insurance Company of New York; from March 2012 to March 2016, President of Standard Security Life Insurance Company of New York; since May 2012, a director of Standard Security Life Insurance Company of New York.

Teresa A. Herbert 96 Cummings Point Road Stamford, CT 06902	Chief Financial Officer and Sr. VP	For more than the past five years, Chief Financial Officer and Senior Vice President of MIC; since March 4, 2016, Chief Financial Officer and director of AMIC Holdings, Inc.; for more than the past five years, Chief Financial Officer and Senior Vice President of IHC; for more than the past five years, Vice President of Geneve Corporation, a private company controlled by Geneve Holdings, Inc., a private diversified holding company; for more than the past five years, Chief Financial Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC.

EXHIBIT A

FORM OF NOTICE OF MERGER AND APPRAISAL RIGHTS

________, 2016

To the Former Holders of Common Stock of American Independence Corp.:

NOTICE IS HEREBY GIVEN, pursuant to Sections 253(d) and 262(d)(2) of the General Corporation Law of the State of Delaware (the “DGCL”), that the merger (the “Merger”) of American Independence Corp., a Delaware corporation (“AMIC”), with and into AMIC Holdings, Inc., a Delaware corporation (“Holdings”), became effective on ________, 2016 (the “Effective Date”). Immediately prior to the Effective Date, Holdings owned more than 90% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of AMIC. For these reasons, among others, under applicable Delaware law, no action was required by the stockholders of AMIC for the Merger to become effective.

Pursuant to the terms of the Merger, each outstanding share of Common Stock, other than shares owned by Holdings, shares held in treasury, and shares as to which appraisal rights are perfected (as described in the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”)), that was held immediately prior to the Effective Date now represents only the right to receive $24.74 per share in cash, without interest (the “Stock Merger Price”). The Stock Merger Price will be paid upon surrender of the certificates that formerly represented shares of Common Stock and compliance with the instructions provided in the Letter of Transmittal described below. As a result of the Merger, AMIC has been merged with and into Holdings, with Holdings being the surviving entity and owned by Independence Holding Company and Madison Investors Corporation (together, the “IHC Entities”).

To obtain payment for your Common Stock, the certificate(s) formerly representing such shares, properly endorsed or accompanied by an effective stock power, together with the enclosed Letter of Transmittal, must be mailed or delivered by hand or overnight courier to the Paying Agent for the Merger, Broadridge Corporate Issuer Solutions, Inc., at the address set forth in the enclosed Letter of Transmittal. Please read and follow carefully the instructions set forth in the enclosed Letter of Transmittal to obtain payment for your shares of Common Stock.

Former stockholders of AMIC who do not wish to accept the Stock Merger Price and who follow the procedures specified in Section 262 of the DGCL have the right under Delaware law to seek an appraisal of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their respective shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, in the Delaware Court of Chancery (the “Court of Chancery”).

Section 262 of the DGCL provides the procedure by which persons who were stockholders of AMIC at the time of the Merger may seek an appraisal of their shares of Common Stock in lieu of accepting the Stock Merger Price. The value determined by the Court of Chancery for the shares of Common Stock may be more than, less than or the same as the Stock Merger Price. Pursuant to an amendment to Section 262 of the DGCL that applies to certain mergers approved on or after August 1, 2016 (the “Amendment”), if you exercise your appraisal rights and an appraisal proceeding is commenced, Acquisition Co. may make a voluntary cash payment to you prior to the time the Delaware Court of Chancery makes a final judgment in the appraisal proceeding. If Acquisition Co. makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

In order to perfect your appraisal rights under Section 262 of the DGCL, you must make a written demand for appraisal within twenty (20) days after the date of mailing of this Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in Section 262 of the DGCL. A summary of those procedures in connection with the Merger is set forth below and in Item 4 of the Schedule 13E-3. However, the summary contained below and in the Schedule 13E-3 is not, and does not purport to be, a complete statement of the applicable provisions of Section 262 of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, a copy of which is set forth as Appendix A hereto (both pre-Amendment and post-Amendment). You should carefully read Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Section 262 of the DGCL may result in an irrevocable loss of appraisal rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE APPRAISAL RIGHTS AVAILABLE TO FORMER AMIC STOCKHOLDERS, AND THE PROCESS TO PERFECT YOUR APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

If you do NOT plan to seek an appraisal of all of your shares of Common Stock, Holdings requests that you execute (or, if you are not the record holder of such shares, to arrange for such record holder or such holder’s duly authorized representative to execute) and mail postage paid the enclosed Letter of Transmittal to the Paying Agent at the address set forth in the Letter of Transmittal, accompanied by the certificate(s) that formerly represented such shares if such shares are certificated. You should note that surrendering to Holdings certificates for your shares of Common Stock will constitute a waiver of your appraisal rights under the DGCL.

You should note that the method of delivery of the Letter of Transmittal and/or any other required documentation is at the election and risk of the former stockholder. If the decision is made to send the Letter of Transmittal by mail, it is recommended that such Letter of Transmittal be sent by registered mail, properly insured, with return receipt requested.

Appraisal Procedure

This Notice of Merger and Appraisal Rights affords you the notice required by Section 262(d)(2) of the DGCL. The right to appraisal may be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Appendix A attached to this Notice of Merger and Appraisal Rights. Mere failure to execute and return the enclosed stock power or lost stock affidavit along with your stock certificate(s) to Holdings does NOT satisfy the requirements of Section 262; rather, a separate written demand for appraisal must be properly executed and delivered to Holdings as described below.

Under the DGCL, record holders of shares of Common Stock as of the Effective Date (the “Record Date”) who follow the procedures set forth in Section 262 of the DGCL will be entitled to seek an appraisal of their shares of Common Stock by the Court of Chancery and to receive payment of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their shares of Common Stock together with interest, if any, as determined by the Court of Chancery. The fair value as determined by the Court of Chancery is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached hereto as Appendix A.

Stockholders who wish to assert appraisal rights must make written demand within 20 days after the date of this Notice of Merger and Appraisal Rights written above. Such demand will be sufficient if it reasonably informs Holdings of the identity of the stockholder making the demand and that the stockholder intends thereby to demand an appraisal of the fair value of the shares of Common Stock held of record by such stockholder. Failure to make such a timely demand will foreclose your right to appraisal. All written demands for appraisal of shares of Common Stock should be sent or delivered to Holdings at the following address:

AMIC Holdings, Inc.

485 Madison Avenue, 14th Floor

New York, NY 10022

Attn: Ms. Loan Nisser, VP and Secretary

Only a holder of record of shares of Common Stock as of the Record Date, or a person duly authorized and explicitly purporting to act on his, her or its behalf, is entitled to demand an appraisal of the shares of Common Stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears in the stock register of Holdings.

A beneficial owner of shares of Common Stock, such as a holder of shares in “street name,” who desires to seek appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company, Cede & Co. and others. Any beneficial owner desiring appraisal who holds shares of Common Stock through a brokerage firm, bank or other financial institution is responsible for ensuring that any demand for appraisal is made by the record holder of such shares. The beneficial owner of such shares of Common Stock who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such shares, which may be the nominee of a central security depository if the shares of Common Stock have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform Holdings of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention thereby to demand appraisal of such shares of Common Stock.

A demand for appraisal signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity must identify the record owner(s) and must be signed in such person’s fiduciary or representative capacity. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must identify and be signed by all of the holders. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; provided the agent identifies the record owner or owners and expressly discloses the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares of Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners. In such case, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought and where no number of shares of Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Within 120 calendar days after the Effective Date, Holdings, or any stockholder entitled to appraisal rights under Section 262 of the DGCL who has complied with the foregoing procedures and who has not effectively withdrawn such stockholder’s demand, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the shares of Common Stock of all such stockholders. In addition, a beneficial owner of shares of Common Stock as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, file such a petition. Holdings is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, a stockholder desiring to file such a petition is advised to file the petition on a timely basis, unless the stockholder receives notice that a petition already has been filed by Holdings or another stockholder seeking appraisal. If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the stockholders who sought appraisal will become entitled to receive the Stock Merger Price without interest thereon.

Upon the filing of any such petition by a stockholder seeking appraisal, service of a copy thereof shall be made upon Holdings, which shall within twenty (20) days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares of Common Stock and with whom agreements as to the value of such shares have not been reached by Holdings.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Holdings a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten (10) calendar days after a written request for such statement has been received by Holdings or within ten (10) calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later. In addition, a beneficial owner of shares of Common Stock as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, request such written statement.

Upon the filing of the petition, the Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to Holdings and all of the stockholders shown on the verified list. Such notice also shall be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such other publication the Court of Chancery deems advisable. The costs of these notices are borne by Holdings.

If a hearing on the petition is held, the Court of Chancery shall determine which stockholders are entitled to an appraisal of their shares of Common Stock. The Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of Common Stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

The Court of Chancery shall conduct the appraisal proceeding in accordance with the Court of Chancery’s rules, including any rules specifically governing appraisal proceedings. The Court of Chancery will appraise the “fair value” of the shares of Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 of the DGCL could be more than, less than or the same as, the amount per share of Common Stock that they would otherwise receive if they did not seek appraisal of such shares. The determination of the “fair value” of the shares of Common Stock shall be based upon all factors deemed relevant by the Court of Chancery. The Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Date of the Merger through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Date and the date of payment of the judgment. However, Pursuant to an amendment to Section 262 of the DGCL that applies to certain mergers approved on or after August 1, 2016 (the “Amendment”), if you exercise your appraisal rights and an appraisal proceeding is commenced, Acquisition Co. may make a voluntary cash payment to you prior to the time the Delaware Court of Chancery makes a final judgment in the appraisal proceeding. If Acquisition Co. makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment. The costs of the action may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. The Court of Chancery may also, on application, order that all or a portion of the expenses incurred by any holder of shares of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all such shares entitled to appraisal.

Upon application by Holdings or by any stockholder entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the verified list and who has submitted his, her or its certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he, she, or it is not entitled to appraisal rights.

The Court of Chancery shall direct the payment of the fair value of the shares of Common Stock together with interest, if any, by Holdings to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to Holdings or the Paying Agent of the certificates representing such stock. The Court of Chancery’s decree may be enforced as other decrees in the Court of Chancery may be enforced. No appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon terms which the Court of Chancery deems just. This shall not, however, affect the right of a stockholder who has not commenced an appraisal proceeding as to the shares of Common Stock or joined such an appraisal proceeding as a named party, to withdraw his, her, or its demand for appraisal within sixty (60) days after the Effective Date and to accept the Stock Merger Price.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Date, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on the shares of Common Stock (except dividends or other distributions payable to holders of record of such shares, as of a record date prior to the Effective Date).

If any stockholder who demands appraisal of shares of Common Stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive only the Stock Merger Price. A stockholder will fail to perfect, or effectively lose, the right to appraisal if (among other things) no petition is filed within 120 calendar days after the Effective Date. An appraisal demand may be withdrawn by a stockholder within sixty (60) days after the Effective Date without the approval of Holdings, or thereafter with the approval of Holdings; provided that the stockholder shall not have commenced an appraisal proceeding with respect to the shares of Common Stock or joined such a proceeding as a named party. Upon the effective withdrawal of an appraisal demand by a stockholder, such stockholder will be entitled to receive only the Stock Merger Price. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court of Chancery.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, both pre-Amendment and post-Amendment, the full text of which is attached hereto as Appendix A. You should carefully read Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Section 262 of the DGCL may result in a loss of appraisal rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE APPRAISAL RIGHTS AVAILABLE TO AMIC STOCKHOLDERS, AND THE PROCESS TO PERFECT YOUR APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

YOU ARE URGED TO READ APPENDIX A IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS.

Please contact Holdings at the address below for additional copies of this Notice of Merger and Appraisal Rights or if you have any questions regarding the matters set forth herein:

AMIC Holdings, Inc.

485 Madison Avenue, 14th Floor

New York, NY 10022

Attn: Ms. Loan Nisser, VP and Secretary

Additional Information

In connection with the Merger, Holdings and certain of its affiliates filed with the U.S. Securities and Exchange Commission (the “SEC”) the Schedule 13E-3, which was mailed to the former stockholders of AMIC along with this Notice of Merger and Appraisal Rights on or about _______, 2016.

In making your decision as to the exercise of appraisal rights, you are urged to review the Schedule 13E-3 and all related materials. A copy of the Schedule 13E-3 is enclosed herewith. In addition, copies of the Schedule 13E-3, including all amendments and supplements thereto, can be obtained at Holdings’ expense from Holdings if you are a bank or a broker. Finally, the Schedule 13E-3 is also available free of charge on the SEC’s website at http://www.sec.gov.

AMIC in the past was subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith filed and furnished periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such periodic and current reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AMIC’s filings with the SEC are also available to the public from the website maintained by the SEC at http://www.sec.gov and AMIC’s website at www.americanindependencecorp.com.

Sincerely,

AMIC HOLDINGS, INC.

EXHIBIT B

FORM OF PROMISSORY NOTE

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, the undersigned (hereinafter referred to as “Maker”) hereby unconditionally promises to pay to the order of Independence Holding Company, a Delaware corporation (hereinafter referred to as “Payee”; Payee and any subsequent holder of this Note being referred to collectively as “Holder”), at 96 Cummings Pt. Road, Stamford, CT 06902, or at such other place as Holder may designate, the principal amount of EIGHTEEN MILLION DOLLARS ($18,000,000), or such lesser amount as may be outstanding hereunder, together with interest on so much thereof as is outstanding hereunder from time to time at the rate stated below from the date of this promissory note (this “Note”) until the date on which Maker has fully satisfied its obligations hereunder. The loan evidenced by this Note is a term loan and amounts advanced hereunder may not be repaid and re-borrowed.

1.   Interest Rate; Interest Accrual. Interest shall accrue at the per annum fixed rate equal to five percent (5.0%) (the “Interest Rate”), payable on the Maturity Date (as defined below). Interest shall accrue daily on the unpaid outstanding principal amount of this Note and will be calculated at the rate stated above on the basis of a 360-day year and the actual days elapsed by multiplying the unpaid principal amount by the per annum rate stated above, multiplying the product thereof by the actual number of days elapsed, and dividing the product so obtained by 360.

2.   Maturity Date; Pre-payments. Principal shall be due and payable to Holder in a single installment payable, together with all accrued but unpaid interest thereon, on the one-year anniversary of this Note (the “Maturity Date”). This Note may be pre-paid in whole or in part at any time without prior written consent of Holder and without premium, fee or penalty; provided that the prepayment amount includes all accrued but unpaid interest as of such date.

3.   Representations and Warranties. Maker hereby represents and warrants to Holder that: (i) it is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has the requisite power and authority to execute and deliver this Note and to perform its obligations hereunder; (ii) the execution and delivery of this Note and the performance of its obligations hereunder have been duly authorized by all necessary corporate action; (iii) no consent or authorization of, filing with, notice to or other act by, or in respect of, any person or entity is required in order for Maker to execute, deliver or perform any of its obligations under this Note; (iv) the execution and delivery of this Note and the consummation by Maker of the transactions contemplated hereby do not and will not violate any provision of Maker’s organizational documents or any law or order applicable to Maker, or constitute a default under any material agreement or contract by which Maker is bound; and (v) the Note is a valid, legal and binding obligation of Maker, enforceable against Maker in accordance with its terms.

4.   Default. For the purposes of this Note, an event of default shall be deemed to have occurred upon Maker’s (i) failure to timely pay any amounts payable to Holder hereunder when due, (ii) breach of any representation or warranty made hereunder or (iii) failure to satisfy any of its other obligations to Holder under this Note.

5.   Remedies. If any event of default under this Note should occur, all unpaid amounts of any or all of the principal amount outstanding hereunder and all accrued but unpaid interest thereon shall, at the option of Holder and without notice or demand, become immediately due and payable and Holder shall have and be entitled to exercise, from time to time, all the rights and remedies available to it as provided elsewhere in this Note, in any other agreement or contract between Maker and Holder, and under applicable law. All of Holder’s rights and remedies shall be cumulative.

6.   Waiver. With respect to the obligations of Maker under this Note, to the extent permitted by applicable law, Maker waives the following: (i) demand, presentment, protest, notice of dishonor, suit against any party and all other requirements necessary to charge or hold Maker liable on this Note; (ii) all statutory provisions and requirements for the benefit of Maker (including notice requirements), now or hereafter in force; and (iii) the right to interpose any counterclaim of any nature or description in any litigation in which Holder and Maker shall be adverse parties.

7.   Maximum Payments. If, at any time, the rate or amount of interest or any other charge payable under this Note should exceed the maximum rate or amount permitted by applicable law, than for such time as such rate or amount would be excessive, its application shall be suspended and there shall be charged instead the maximum rate or amount permitted under such law, and any excess interest or other charge paid by any obligor or collected by Holder shall be refunded to such obligor or credited against the principal amount of this Note, at the election of Holder or as required by applicable law.

8.   Notices. Any and all notices, elections or demands permitted or required to be given under this Note shall be in writing, signed by or on behalf of the party giving such notice, election or demand. Any such notice, election, demand, request or response shall be mailed, if given to Maker, to the address set forth below Maker’s name at the end of this Note, and if given to Holder, to the address set forth in the beginning of this Note, or at such other address within the continental United States for either party as such party may designate by notice to the other given in accordance with the provisions of this paragraph.

9.   Expenses and Collection Costs. Maker agrees to pay all filing fees and taxes in connection with this Note and all costs of collecting or attempting to collect any of the indebtedness evidenced by this Note, including, without limitation, court costs, litigation expenses and reasonable attorneys’ fees actually incurred, and all accrued but unpaid interest thereon, if this Note is referred to an attorney for collection.

10. Miscellaneous. Any delay or failure of Holder to exercise or enforce any right or remedy hereunder shall not shall prejudice Holder’s rights to enforce this Note or be construed as a waiver of the right to exercise the same or any other right or remedy at any time and from time to time thereafter. No waiver by Holder shall be effective unless made in writing by a duly authorized officer or agent of Holder. This Note shall inure to the benefit of Holder, its successors and assigns, and to any person to whom Holder may grant an interest in any of the indebtedness evidenced hereby, and shall be binding upon Maker and its successors and assigns. This Note shall be governed, construed and enforced in accordance with the substantive laws of the State of New York, without regard to principles of conflict of laws. The headings of the paragraphs set forth in this Note are for convenience of reference only, and are not to be considered a part hereof and shall not limit or otherwise affect any of the terms hereof.

11. Consent to Jurisdiction. Maker hereby consents to the jurisdiction of any state or federal court located in the State of New York, County of New York, and, to the extent permitted by applicable law, waives any objection based on venue or forum non conveniens with respect to any action instituted in any such court and agrees that process in any such action will be sufficient if served on Maker by certified mail, return receipt requested or in any manner provided by law. Notwithstanding the foregoing, Holder shall have the right to bring any action or proceeding against Maker or Maker’s property in the courts of any other jurisdiction Holder deems necessary or appropriate in order to enforce the obligations of Maker under this Note.

12. Time of Essence. Time is of the essence of the payment and performance of this Note.

[Signature page follows.]

THE UNDERSIGNED, INTENDING TO BE LEGALLY BOUND, has executed this Promissory Note as of August __, 2016.

WITNESS	AMIC Holdings, Inc
a Delaware corporation

By:

Name:	Name:

Title:

Address:	485 Madison Avenue
14th Floor
New York, NY 10022

EXHIBIT C

The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to who m it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without prior written consent of Duff & Phelps, LLC. Independence Holding Company Valuation Analysis of American Independence Corp. June 14, 2016 Confidential

2 Confidential Table of Contents 1. Executive Summary 2. AMIC Valuation Analysis Appendix: A. Present Value of Net Operating Loss Carryforward B. Stock Trading Analysis

Executive Summary 1.

4 Confidential Executive Summary Introduction and Transaction Overview The Engagement ▪ Duff & Phelps was engaged by Independence Holding Company (the “ Company ”) as an independent financial advisor to the Company to provide a valuation analysis (the “ Valuation Analysis ” as defined below) of the common stock of American Independence Corp . (“ AMIC ”) in connection with a proposed transaction (the “ Proposed Transaction ” as described below ) . Proposed Transaction ▪ It is Duff & Phelps’ understanding that the Company (through its board of directors) has preliminarily determined to take the steps necessary to acquire the common stock of AMIC that it does not presently own in a “short - form” merger to be effectuated pursuant to 8 Del . C . § 253 in a transaction for which a Schedule 13 E - 3 transaction statement will be required (the “ Proposed Transaction ”) . Valuation Analysis ▪ In connection with the Proposed Transaction, Duff & Phelps will provide its independent view of the Fair Value of the common stock of AMIC (the “ Common Stock ”) as of a current date . ▪ For the purposes of this Engagement, Duff & Phelps defines Fair Value as that term is used under Delaware law in the context of a statutory appraisal action pursuant to Section 262 of the Delaware General Corporation Law . ▪ Duff & Phelps understands that the Fair Value of AMIC’s shares is derived from determining the value of the equity of AMIC as a going concern (and exclusive of any element of value arising from the accomplishment or expectation of the Proposed Transaction), and dividing that value by the fully - diluted number of shares of AMIC common stock (without consideration of any discounts from the value of AMIC that might otherwise be applicable to the individual shares of AMIC on account of any lack of liquidity, marketability or other factors that might cause the “fair market value” of a single share to be worth less than its proportionate share of value of AMIC as a going concern) .

5 Confidential Executive Summary Scope of Analysis ▪ Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances . Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this report included, but were not limited to, the items summarized below : 1. Reviewed the following documents : − AMIC’s annual report on Form 10 - K filed with the SEC for the fiscal year ended December 31 , 2015 , including the audited financial statements included therein ; − AMIC’s Form 8 - K/A filed with the SEC on June 13 , 2016 containing unaudited pro forma financial statements reflecting the sale of Risk Solutions and the 100 % coinsurance of stop - loss for the year ended December 31 , 2015 ; − AMIC’s draft financial statements for the three months ended March 31 , 2016 ; − AMIC’s statutory financial statements for the years ended December 31 , 2014 and December 31 , 2015 and three months ended March 31 , 2016 ; − AMIC’s financial projections for the years 2016 through 2020 ( the “ Management Projections ”) ; and − Other internal documents relating to the history, current operations, and probable future outlook of AMIC, provided to us by management of the Company and AMIC ; 2. Discussed the information referred to above and the background of the AMIC and other elements of the Proposed Transaction with the management of the Company ; 3. Reviewed the historical trading price and trading volume of publicly traded securities of certain other companies that Duff & Phelps deemed relevant ; 4. Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant ; and 5. Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate .

6 Confidential Executive Summary Valuation Methodologies ▪ Discounted cash flow (“ DCF ”) analysis – The DCF analysis determines the net present value of future free cash flows using a cost of equity capital for the discount rate . – Free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders . – The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles . ▪ Selected Public Companies Analysis – Analyzed financial performance and trading multiples of selected public companies in the industry in which AMIC operates . – Compared AMIC’s financial performance and other operating characteristics with those of the selected public companies . – Applied valuation multiples to AMIC’s financial performance to indicate AMIC’s equity value .

Executive Summary
Valuation Conclusion

$8.77 Stock Price on January 5, 2016
$22.15 Current Stock Price as of June 9, 2016
Discounted Cash Flow Analysis
Selected Public Company Analysis
Concluded Per Share Price Range
$23.02
$24.30
$22.96
$25.18
$22.99
$24.74
$8.00
$9.00
$22.00
$22.50
$23.00
$23.50
$24.00
$24.50
$25.00
$25.50
$26.00

Confidential
7
DUFF & PHELPS

7 Confidential $22.99 $22.96 $23.02 $24.74 $25.18 $24.30 $21.00 $21.50 $22.00 $22.50 $23.00 $23.50 $24.00 $24.50 $25.00 $25.50 $26.00 Concluded Per Share Price Range Selected Public Company Analysis Discounted Cash Flow Analysis $22.15 Current Stock Price as of June 9, 2016 $8.77 Stock Price on January 5, 2016 Executive Summary Valuation Conclusion $8.00 $9.00

8 Confidential Executive Summary Valuation Conclusion Equity Value Conclusions ($ in millions, except per share values) Low Mid High Operating Equity Value Discounted Cash Flow Analysis $39.5 $43.5 $48.0 Selected Public Companies Analysis 39.0 47.0 55.2 Operating Equity Value Conclusion $39.3 $45.3 $51.6 Plus: Present Value of NOLs (1) 15.7 16.2 16.6 Adjusted Operating Equity Value Conclusion $55.0 $61.4 $68.2 Plus: Cash Proceeds from Risk Solutions and Majestic 110.1 110.1 110.1 Plus: Estimated Value of Equity Interest in Pets Best (2) 0.5 1.1 1.6 Plus: Estimated Excess Capital at IAIC (3) 22.3 22.3 22.3 Less: Non-Operating Liabilities (4) (0.9) (0.9) (0.9) Aggregate Equity Value $187.1 $194.1 $201.4 Diluted Shares Outstanding (000's) (5) 8,138.3 8,139.1 8,139.8 Resulting Per Share Price $22.99 $23.84 $24.74 Implied Operating Equity Value Multiples Operating Equity Value / 2016 Operating Net Income $2.8 13.9x 16.0x 18.3x Operating Equity Value / 2017 Operating Net Income $3.4 11.6x 13.3x 15.2x Equity Value / Adjusted Book Value (Excl. AOCI, NCI, & Excess Capital) (6) $82.7 0.47x 0.55x 0.62x Implied Aggregated Equity Value Multiple Aggregate Equity Value / 2016 Net Income $5.3 35.0x 36.3x 37.7x Adjusted Equity Value / 2017 Net Income $6.2 30.3x 31.4x 32.6x Aggregate Equity Value / Book Value (Excl. AOCI and NCI) $215.2 0.87x 0.90x 0.94x (1) See Appendix A for details (2) Ranged from the book value of the investment and the estimated value per Company management (3) Excess surplus available for distribution to shareholders based upon a premium to surplus ratio of 2:1 at 3/31/2016 (4) Includes $0.9 million of contingent consideration for the GAF (AIS/Caprock) acquisition (5) Based on shares outstanding as of 3/31/2016 of 8,101,883 and 57,780 of in the money options outstanding (current weighted average strike price of $8.49 and a stock price as calculated above.) (6) Excludes net cash proceeds of $110.1 million from the Majestic and Risk Solutions transactions, $22.3 million of excess capital, and non-controlling interests

AMIC Valuation Analysis 2.

10 Confidential AMIC Valuation Analysis Historical and Forecasted Financial Summary Performance Metrics ($ in millions) YTD 2014A 2015A 3/31/2016 2016P 2017P 2018P 2019P 2020P IAIC Premiums (1) $80.3 $79.6 $21.1 $85.4 $80.9 $81.6 $84.7 $88.1 Growth NA -0.9% NA 7.3% -5.3% 0.8% 3.9% 3.9% Marketing Services and Brokerage Revenue $14.7 $14.0 $5.5 $24.3 $25.8 $27.8 $29.5 $31.7 Growth NA -5.1% NA 74.0% 5.9% 7.8% 6.2% 7.3% Net Investment Income $1.0 $1.1 $0.5 $2.0 $2.1 $2.1 $2.2 $2.2 Growth NA 2.6% NA 89.6% 2.0% 2.0% 2.0% 2.0% Other Income $0.1 $0.8 $0.1 $0.1 $0.1 $0.1 $0.1 $0.1 Growth NA 762.3% NA -88.4% 0.0% 0.0% 0.0% 0.0% Revenue from Operations (2) $96.2 $95.5 $27.2 $111.9 $108.9 $111.6 $116.5 $122.0 Growth NA -0.7% NA 17.1% -2.7% 2.5% 4.4% 4.8% Operating Expenses (3) 98.2 95.9 27.5 107.0 103.1 104.2 108.2 112.3 as % of Revenue from Operations (2) 102.0% 100.4% 101.2% 95.6% 94.7% 93.4% 92.9% 92.0% Growth NA -2.3% NA 11.6% -3.6% 1.1% 3.8% 3.8% Operating Income (2) (3) (2.0) (0.4) (0.3) 4.9 5.8 7.4 8.3 9.7 Margin (2) (3) -2.0% -0.4% -1.2% 4.4% 5.3% 6.6% 7.1% 8.0% (1) Decline in premiums from 2016 to 2018 primarily attributable to a decline in pet premiums due to a termination of the Pet's Best distribution agreement (2) Excludes realized gains and losses on investments (3) Includes allocations to loss reserve Source: Company management Note: Pro forma for sale of Risk Solutions and 100% coinsurance of stop-loss; includes public company costs and excludes investment income on the net proceeds of the Majestic, Risk Solution, and coninsurance transactions

11 Confidential AMIC Valuation Analysis Discounted Cash Flow Analysis ▪ Duff & Phelps utilized and relied upon the Management Projections through 2020 as well as discussions with the Company’s and AMIC’s management, a review of AMIC’s historical performance and other factors to develop the DCF analysis . ▪ Duff & Phelps estimated AMIC’s “terminal value” in 2020 using a perpetuity growth formula assuming a 4 . 0 % terminal growth rate . ▪ Duff & Phelps discounted the resulting free cash flows and terminal value using a cost of equity capital ranging from 13 . 25 % to 15 . 25% . ▪ The following is a summary of the assumptions and forecasts utilized in the DCF analysis : – AMIC’s revenue is projected to increase at a compound annual growth rate (“ CAGR ”) of 4 . 9 % over the five - year period ending 2020 . – Operating Income is projected to average approximately $ 6 . 7 million over the four - year period from 2016 to 2020 . – Capital expenditures average 0 . 2 % of revenue over the five - year period ending 2020 . – A corporate tax rate of 35 . 4 % has been utilized in the DCF analysis per the Management Projections . – A normalized premium/surplus ratio of 2 : 1 . ▪ The present value of net operating loss carryforward tax benefits were separately valued and added to equity value .

12 Confidential AMIC Valuation Analysis Discounted Cash Flow Analysis Discounted Cash Flow Analysis ($ in millions) 2015 2016 2017 2018 2019 2020 5-Yr. CAGR Revenue from Operations (1) $95.5 $111.3 $108.3 $111.0 $116.0 $121.5 4.9% Growth (0.7%) 16.6% (2.7%) 2.5% 4.5% 4.8% Operating Income (1) (0.4) 4.4 5.3 6.8 7.8 9.1 EBITDA Margin (0.4%) 3.9% 4.8% 6.1% 6.7% 7.5% Growth NM NM 20.3% 29.8% 13.8% 17.9% 4/1-12/31/16 (2) Terminal Year Operating Income $4.7 $5.3 $6.8 $7.8 $9.1 $9.1 Pro Forma Taxes @ 35.4% (1.5) (1.9) (2.4) (2.7) (3.2) (3.2) Net Income $3.2 $3.4 $4.4 $5.0 $5.9 $5.9 Depreciation $0.2 $0.2 $0.2 $0.2 $0.2 $0.2 Capital Expenditures (0.2) (0.3) (0.3) (0.3) (0.3) (0.3) (Increase) Decrease in Working Capital (3) 0.8 0.1 0.1 0.1 0.2 0.2 Capital & Surplus Reinvestment (1.9) 2.2 (0.3) (1.6) (1.7) (1.3) Free Cash Flow $2.0 $5.7 $4.2 $3.5 $4.4 $4.8 Terminal Growth Rate 4.00% 4.00% 4.00% Cost of Equity 15.25% 14.25% 13.25% Concluded Operating Equity Value Range (Rounded) $39.5 $43.5 $48.0 Implied Equity Value Multiples Equity Value / 2016 Net Income $2.8 14.0x 15.4x 17.0x Equity Value / 2017 Net Income $3.4 11.6x 12.8x 14.1x Adjusted Book Value of Equity (Excluding AOCI, NCI & Excess Capital) (4) $82.7 0.48x 0.53x 0.58x (2) Q1 2016 operating income excluding realized gains was -$0.3 million (3) Based on performance of marketing and brokerage businesses (4) Excludes net cash proceeds of $110.1 million from the Majestic, Risk Solutions, and coinsurance transactions, $22.3 million of excess capital and non-controlling interests (1) Excludes realized gains and losses on investments and investment income generated by $110.1 million of net cash proceeds from the Majestic, Risk Solutions and coinsurance transactions and $22.3 million of excess capital Note: Pro forma for sale of Risk Solutions and 100% coinsurance of stop-loss; includes public company costs and excludes investment income on the net proceeds of the Majestic, Risk Solution, and coninsurance transactions

13 Confidential AMIC Valuation Analysis Selected Public Companies Analysis ▪ Selected Public Companies Analysis – Duff & Phelps reviewed the current trading multiples of eight publicly traded companies in the healthcare insurance industry that it deemed relevant to its analysis . – Duff & Phelps analyzed the LTM and projected earnings, return on equity and revenue for each of the publicly traded companies . – Duff & Phelps analyzed the selected public companies’ trading multiples of equity value to their respective earnings and book values . ▪ Duff & Phelps analyzed a number of factors in comparing AMIC to the selected public companies including historical and forecasted growth in revenue and profits, profit margins and other characteristics that it deemed relevant . None of the companies utilized for comparative purposes in the following analysis are directly comparable to AMIC . Duff & Phelps does not have access to nonpublic information related to any of the companies used for comparative purposes . Valuation analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of companies, and knowledge of non - public information concerning the companies that we have selected as comparable to AMIC .

14 Confidential AMIC Valuation Analysis Selected Public Companies Analysis Financial Metrics Selected Public Company Analysis Company Information Financial Growth Operating Metrics Valuation Multiples Company Name 3-YR Revenue CAGR LTM Revenue Growth LTM EPS Growth Projected 2016 EPS Growth Projected 2017 EPS Growth 3-Yr Avg. ROE LTM ROE Projected 2016 ROE Projected 2017 ROE Aetna Inc. NM 3.1% 9.9% 4.2% 10.1% 14.9% 14.8% 16.3% 16.2% Anthem, Inc. NM 7.1 -8.3 7.5 9.8 10.5 10.3 11.7 11.9 Cigna Corp. 9.1% 6.7 0.8 7.0 8.1 17.5 17.5 17.5 16.2 Humana Inc. 12.3 7.7 -8.1 4.9 12.5 12.5 10.5 11.8 12.4 Independence Holding Co. 10.4 -0.2 85.9 NA NA 6.9 9.8 NA NA Molina Healthcare, Inc. NM 42.5 40.2 6.2 31.4 7.9 9.5 8.6 10.6 UnitedHealth Group Incorporated NM NM NM NM 13.3 NM NM 19.3 19.0 WellCare Health Plans, Inc. 23.3 3.9 270.2 73.4 21.4 7.9 8.1 11.0 12.0 Mean 13.8% 10.1% 55.8% 17.2% 15.3% 11.2% 11.5% 13.7% 14.0% Median 11.4% 6.7% 9.9% 6.6% 12.5% 10.5% 10.3% 11.8% 12.4% AMIC NA NA NA NM 20.3% NA NA 3.2% 3.8% LTM = Latest Twelve Months Note: Anthem Inc. announced intentions to acquire Cigna Corp on 6/20/2015 Note: Aetna Inc. announced intentions to acquire Humana Inc. on 7/3/2015 Source: Bloomberg, Capital IQ, SNL Financial, SEC filings

15 Confidential AMIC Valuation Analysis Selected Public Companies Analysis Valuation Multiples Selected Public Company Analysis Company Information Valuation Multiples Company Name Stock Price as of 6/9/2016 % of 52- Wk High Market Cap P / 3yr Avg. Earnings Per Share P / LTM EPS P / 2016E EPS P / 2017E EPS Price / BVPS Aetna Inc. $121.27 91.5% $42,517 20.5x 18.3x 15.1x 13.7x 2.53x Anthem, Inc. $133.75 78.2 35,170 14.9 15.1 12.2 11.1 1.49 Cigna Corp. $129.25 76.1 33,154 18.4 16.2 13.9 12.9 2.62 Humana Inc. $188.35 87.8 28,071 24.0 26.3 21.3 18.9 2.67 Independence Holding Co. $17.10 99.0 295 15.1 10.0 NA NA 0.91 Molina Healthcare, Inc. $51.87 63.6 2,935 NM 21.3 18.9 14.4 1.86 UnitedHealth Group Incorporated $140.68 100.0 133,759 NM NM 17.9 15.8 3.82 WellCare Health Plans, Inc. $105.50 100.0 4,669 39.1 33.9 22.8 18.8 2.64 Mean 87.0% $35,071 22.0x 20.1x 17.4x 15.1x 2.32x Median 89.6% $30,613 19.4x 18.3x 17.9x 14.4x 2.57x $ in USD millions except per share data LTM = Latest Twelve Months Note: Anthem Inc. announced intentions to acquire Cigna Corp on 6/20/2015 Note: Aetna Inc. announced intentions to acquire Humana Inc. on 7/3/2015 Source: Bloomberg, Capital IQ, SNL Financial, SEC filings Market Data

AMIC Valuation Analysis

Selected Public Companies Analysis

Regression Analysis

Projected 2016 ROE and Market/Book
Market to Book Ratio
4.50x
4.00x
3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
0.0
5.0
10.0
15.0
20.0
25.0
Return on Equity (%)
0.49x
y = 0.1717x - 0.0578
R² = 0.7211

Projected 2017 ROE and Market/Book
Market to Book Ratio
4.50x
4.00x
3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
-0.50x
-1.00x
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
18.0
20.0
Return on Equity (%)
NM
y = 0.2379x - 1.0541
R² = 0.8535

✖ - AMIC Consolidated Implied Market/Book Multiple

Confidential
16
DUFF & PHELPS

16 Confidential AMIC Valuation Analysis Selected Public Companies Analysis Regression Analysis - AMIC Consolidated Implied Market/Book Multiple Note: Humana, Independence Holding and WellCare Health Plans are not included in the regression. y = 0.1717x - 0.0578 R² = 0.7211 0.00x 0.50x 1.00x 1.50x 2.00x 2.50x 3.00x 3.50x 4.00x 4.50x 0.0 5.0 10.0 15.0 20.0 25.0 Market to Book Ratio Return on Equity (%) Projected 2016 ROE and Market/Book 0.49x y = 0.2379x - 1.0541 R² = 0.8535 -1.00x -0.50x 0.00x 0.50x 1.00x 1.50x 2.00x 2.50x 3.00x 3.50x 4.00x 4.50x 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 20.0 Market to Book Ratio Return on Equity (%) Projected 2017 ROE and Market/Book NM

17 Confidential AMIC Valuation Analysis Selected Public Companies Analysis Selected Public Companies Analysis ($ in millions) Equity Valuation Multiples Valuation Summary Metric Public Company Median Company Performance Equity Value Range Equity Value / 2017 Net Income 11.1x - 18.9x 14.4x 9.5x - 12.5x $3.4 $32.2 - $42.4 Equity Value / Adjusted Book Value (Excl. AOCI, NCI, & Excess Capital) (1) 0.91x - 3.82x 2.57x 0.40x - 0.60x $82.7 $33.1 - $49.6 Preliminary Operating Equity Value Range $32.5 - $46.0 Add: Assumed Premium @ 20.0% to Back Out "Inherent Minority Discount" (2) $6.5 - $9.2 Concluded Operating Equity Value Range $39.0 - $55.2 Implied Equity Value Multiples Equity Value / 2016 Net Income 12.2x - 22.8x 17.9x $2.8 11.5x - 16.3x (1) Excludes net cash proceeds of $110.8 million from the Majestic and Risk Solutions transactions, $23.6 million of excess capital, and non-controlling interests Public Company Range (2) Duff & Phelps does not believe that the relevant finance literature supports the addition of a premium in these circumstances, but we note that certain Delaware cases have suggested that inclusion of such a premium may be appropriate when conducting a comparable companies analysis. Selected Multiples Range Note: Net income excludes investment income earned on $110.1 million of net cash proceeds from the Majestic, Risk Solutions, and coinsurance transactions and $22.3 million of excess capital

18 Confidential AMIC Valuation Analysis Valuation Conclusion Equity Value Conclusions ($ in millions, except per share values) Low Mid High Operating Equity Value Discounted Cash Flow Analysis $39.5 $43.5 $48.0 Selected Public Companies Analysis 39.0 47.0 55.2 Operating Equity Value Conclusion $39.3 $45.3 $51.6 Plus: Present Value of NOLs (1) 15.7 16.2 16.6 Adjusted Operating Equity Value Conclusion $55.0 $61.4 $68.2 Plus: Cash Proceeds from Risk Solutions and Majestic 110.1 110.1 110.1 Plus: Estimated Value of Equity Interest in Pets Best (2) 0.5 1.1 1.6 Plus: Estimated Excess Capital at IAIC (3) 22.3 22.3 22.3 Less: Non-Operating Liabilities (4) (0.9) (0.9) (0.9) Aggregate Equity Value $187.1 $194.1 $201.4 Diluted Shares Outstanding (000's) (5) 8,138.3 8,139.1 8,139.8 Resulting Per Share Price $22.99 $23.84 $24.74 Implied Operating Equity Value Multiples Operating Equity Value / 2016 Operating Net Income $2.8 13.9x 16.0x 18.3x Operating Equity Value / 2017 Operating Net Income $3.4 11.6x 13.3x 15.2x Equity Value / Adjusted Book Value (Excl. AOCI, NCI, & Excess Capital) (6) $82.7 0.47x 0.55x 0.62x Implied Aggregated Equity Value Multiple Aggregate Equity Value / 2016 Net Income $5.3 35.0x 36.3x 37.7x Adjusted Equity Value / 2017 Net Income $6.2 30.3x 31.4x 32.6x Aggregate Equity Value / Book Value (Excl. AOCI and NCI) $215.2 0.87x 0.90x 0.94x (1) See Appendix A for details (2) Ranged from the book value of the investment and the estimated value per Company management (3) Excess surplus available for distribution to shareholders based upon a premium to surplus ratio of 2:1 at 3/31/2016 (4) Includes $0.9 million of contingent consideration for the GAF (AIS/Caprock) acquisition (5) Based on shares outstanding as of 3/31/2016 of 8,101,883 and 57,780 of in the money options outstanding (current weighted average strike price of $8.49 and a stock price as calculated above.) (6) Excludes net cash proceeds of $110.1 million from the Majestic and Risk Solutions transactions, $22.3 million of excess capital, and non-controlling interests

19 Confidential Statement of Limiting Conditions ▪ Duff & Phelps took into account its assessment of general economic, market, industry and financial conditions, as well as its experience in securities and business valuation . Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company's solvency or of any specific assets or liabilities (contingent or otherwise) . This report should not be construed as a fairness opinion, solvency opinion, credit rating, an analysis of the Company's credit worthiness or otherwise as tax, legal or accounting advice . ▪ In performing its analysis and completing this report, Duff & Phelps ( i ) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including management , and did not attempt to independently verify the accuracy, completeness, or fairness of such information, and (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same . Duff & Phelps assumes that information supplied and representations made by management are substantially accurate regarding the Company . ▪ In our analysis and in connection with the preparation of this report, Duff & Phelps has relied on and made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters . ▪ To the extent that any of the foregoing assumptions or any of the facts on which the valuation is based proves to be untrue in any material respect, this report and the valuation cannot and should not be relied upon . ▪ The valuation is necessarily based upon economic, market, industry, financial and other conditions as they exist and can be evaluated as of the date of this report . ▪ This report should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party . ▪ This report may not be relied on by or disclosed to any third - party without the prior written consent of Duff & Phelps (other than the Company and its professional advisors) .

Appendix A. Present Value of Net Operating Loss Carryforward

Present Value of Net Operating Loss Carryforward Appendix A.

21 Confidential Appendix A Present Value of Net Operating Loss Carryforward Present Value of NOLs ($ in millions) 2016P 2017P 2018P 2019P 2020P 2021P 2022P NOL Opening Balance $144.2 $135.8 $126.3 $115.2 $103.1 $42.7 $1.4 Increase / (Decrease) (8.4) (9.4) (11.1) (12.2) (13.7) (14.2) (1.4) Expiration 0.0 0.0 0.0 0.0 (46.7) (27.1) 0.0 NOL Ending Balance $135.8 $126.3 $115.2 $103.1 $42.7 $1.4 $0.0 2016P 2017P 2018P 2019P 2020P 2021P 2022P Operating Income $4.4 $5.3 $6.8 $7.8 $9.1 $9.5 $9.9 Plus: Investment Income on Excess Capital $0.5 $0.5 $0.5 $0.6 $0.6 $0.6 $0.6 Plus: Investment Income on RS Proceeds 3.5 3.6 3.7 3.9 4.0 4.1 4.2 Taxable Income $8.4 $9.4 $11.1 $12.2 $13.7 $14.2 $14.7 NOL Use / (Increase) $8.4 $9.4 $11.1 $12.2 $13.7 $14.2 $1.4 Taxable Income After NOL Usage $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $13.3 Taxes Paid without NOL 35.4% $3.0 $3.3 $3.9 $4.3 $4.8 $5.0 $5.2 Taxes Paid with NOL 0.0 0.0 0.0 0.0 0.0 0.0 4.7 Tax Savings with NOL $3.0 $3.3 $3.9 $4.3 $4.8 $5.0 $0.5 Discount Rate 15.25% 14.25% 13.25% Present Value of Federal NOLs $15.7 $16.2 $16.6

Stock Trading Analysis Appendix B.

23 Confidential Appendix B Stock Trading Analysis American Independence Corp. – Trading History June 1, 2015 to June 9, 2016 Source: Capital IQ American Independence Corp. - Key Financials (in millions) For the Fiscal Period Ending 12 months Dec. 31, 2012A 12 months Dec. 31, 2013A 12 months Dec. 31, 2014A 12 months Dec. 31, 2015A Total Revenue $101.9 $153.3 $164.9 $183.3 Growth Over Prior Year 50.4% 7.6% 11.2% Gross Profit $45.0 $66.2 $76.0 $84.5 Margin % 44.2% 43.2% 46.1% 46.1% EBITDA $7.2 $7.3 $6.2 $8.1 Margin % 7.0% 4.7% 3.8% 4.4% EBIT $6.7 $5.4 $4.5 $6.5 Margin % 6.5% 3.5% 2.8% 3.6% Net Income $9.6 $2.9 $5.3 $3.5 Margin % 9.4% 1.9% 3.2% 1.9% Diluted EPS Excl. Extra Items $1.16 $0.36 $0.65 $0.44 American Independence Corp. - Common Stock Overview American Independence Corp. - Historical Daily Trading Volume (In thousands) Stock Price as of June 9, 2016 22.15 One-Week Average 2 Two-Week Average 2 One-Month Average 2 % of Shares Outstanding 0.0% % of Shares Outstanding 0.0% % of Shares Outstanding 0.0% 52-Week Average Closing Price $16.60 % of Float 0.0% % of Float 0.3% % of Float 0.3% 52-Week High Closing Price (4/22/2016) 22.48 52-Week Low Closing Price (1/4/2016) 8.50 Two-Month Average 2 Six-Month Average 4 One-Year Average 3 % of Shares Outstanding 0.0% % of Shares Outstanding 0.0% % of Shares Outstanding 0.0% 104-Week Average Closing Price $13.65 % of Float 0.4% % of Float 0.7% % of Float 0.5% 104-Week High Closing Price (4/22/2016) 22.48 104-Week Low Closing Price (1/4/2016) 8.50 Two-Year Average 3 % of Shares Outstanding 0.0% % of Float 0.5% Shares Outstanding 8,119 Float 590 Public Float % 7.3% 0 10 20 30 40 50 60 70 $0.00 $5.00 $10.00 $15.00 $20.00 $25.00 Volume (Thousands) Share Price Volume Price

EXHIBIT D

FORM OF CONTRIBUTION AGREEMENT

This Contribution Agreement (the “Agreement”), dated as of August __, 2016, is entered into by and among Independence Holding Company, a Delaware corporation (“IHC”), Madison Investors Corporation, a Delaware corporation (“MIC”), and AMIC Holdings, Inc., a Delaware corporation (“Acquisition Co.”).

Recitals

A.	IHC owns 2,800,795 shares (“IHC Shares”) of common stock, par value $.01 per share (“AMIC Common Stock”), of American Independence Corp., a Delaware corporation (“AMIC”), representing 34.5% of the outstanding shares of AMIC Common Stock.

B.	MIC owns 4,622,356 shares (“MIC Shares”) of AMIC Common Stock, representing 56.93% of the outstanding shares of AMIC Common Stock.

C.	IHC wishes to contribute the IHC Shares to Acquisition Co. in exchange for 377 shares of common stock, par value $.001 per share (“Holdings Common Stock”), of Acquisition Co., representing 37.7% of the outstanding shares of Holdings Common Stock, in accordance with the terms and subject to the conditions specified in this Agreement.

D.	MIC wishes to contribute the MIC Shares to Acquisition Co. in exchange for 623 shares of Holdings Common Stock, representing 62.3% of the outstanding shares of Holdings Common Stock, in accordance with the terms and subject to the conditions specified in this Agreement.

Terms and Conditions

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

1.        IHC Contribution. IHC hereby contributes, sells, assigns, transfers, conveys and delivers to Acquisition Co., and Acquisition Co. hereby accepts, all IHC’s rights, title and interest in and to the IHC Shares, pursuant to the terms and conditions set forth in this Agreement. In consideration of the contribution by IHC of the IHC Shares, Acquisition Co. hereby issues and delivers to IHC 377 shares of Holdings Common Stock and shall record such issuance on the shareholder records of Acquisition Co. contemporaneous with the consummation of this Agreement.

2.        MIC Contribution. MIC hereby contributes, sells, assigns, transfers, conveys and delivers to Acquisition Co., and Acquisition Co. hereby accepts, all MIC’s rights, title and interest in and to the MIC Shares, pursuant to the terms and conditions set forth in this Agreement. In consideration of the contribution by MIC of the MIC Shares, Acquisition Co. hereby issues and delivers to MIC 623 shares of Holdings Common Stock and shall record such issuance on the shareholder records of Acquisition Co. contemporaneous with the consummation of this Agreement.

3.        Effectiveness. The transactions contemplated by this Agreement shall be effective as of the date first written above.

4.        Mutual Representations and Warranties. Each of the parties hereto hereby represent and warrant to the other parties hereto that:

(a)        Organization and Good Standing. Such party is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation.

(b)        Authorization; Enforceability. Such party has full power and authority to enter into this Agreement and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action, and when executed and delivered by such party, shall constitute a valid, legal and binding obligation of such party, enforceable against such party in accordance with its terms.

(c)        Consents and Filings. No consent, approval, order or authorization of, filing with, notice to or other act by, or in respect of, any person or entity is required in order for such party to execute, deliver or perform any of its obligations under this Agreement. The execution and consummation of the transactions contemplated hereby do not and will not violate any law or order applicable to such party.

5.        Headings. The headings contained in this Agreement have been inserted for convenience of reference only and do not limit or otherwise affect construction or interpretation of any term or provision hereof.

6.        Further Assurances.   Each of IHC, AMIC and Acquisition Co. agrees to execute and deliver any and all documents and instruments, and to perform such other acts as may be reasonably necessary or expedient to further the purposes of this Agreement and the contribution contemplated by this Agreement. Without limiting the foregoing, each of IHC and MIC shall take such further actions and execute such additional documents and instruments as necessary or desirable to affect the transfer of the IHC Shares and MIC Shares, respectively, to Acquisition Co.

7.        Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

8.        Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to its subject matter, and supersedes all other prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to its subject matter.

9.        Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be considered an original and all of which together shall constitute one and the same instrument binding on all the parties hereto.

10.      Governing Law.  This Agreement and all transactions contemplated hereby shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without regard to the principles of conflict of law.

11.      Severability.  If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to affect the intent of the parties hereto.  The parties hereto further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business, and other purposes of the void or unenforceable provision, and to execute any amendment, consent or agreement deemed necessary or desirable by the parties hereto to effect such replacement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Independence Holding Company

By:
Name:
Title:

Madison Investors Corporation

By:
Name:
Title:

AMIC Holdings, Inc.

By:
Name:
Title:

EXHIBIT F-1

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(PRE-AMENDMENT)

Note: Section 262 of the Delaware General Corporation Law, as set for the below, will be amended effective on August 1, 2016. See the post-amendment version of Section 262 of the Delaware General Corporation Law on the pages that follow.

Appraisal Rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section.  As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)           Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title ), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

a.	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

b.	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

i.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

ii.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

iii.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

iv.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section

c.	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

d.	In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c)            Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation.  If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)            Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)	If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)            Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection

(f)             Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list.  The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

. (g)         At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights.  The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)           After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.  Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)            The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)            The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)           From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.  Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(1)           The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

EXHIBIT F-2

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Note: Section 262 of the Delaware General Corporation Law, as set for the below, will become effective on August 1, 2016.

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the ~~procedures~~ provisions of this section, including those set forth in subsections (d), (e), and (g~~e~~) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the ~~tender or exchange~~ offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the ~~tender or exchange~~ offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.